SCHEDULE 14C
(Rule 14c-101)
INFORMATION REQUIRED IN INFORMATION STATEMENT
SCHEDULE 14C INFORMATION
Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Check the appropriate box:

[ ] Preliminary information statement [ ] Confidential, for Use of the Commission
        only (as permitted by Rule 14c-5(d)(2))
[X] Definitive information statement

FastFunds Financial Corporation

(Name of Registrant as Specified in Charter)

Payment of Filing Fee (Check the appropriate box):

[ ] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

   (1) Title of each class of securities to which transaction applies:

   (2) Aggregate number of securities to which transaction applies:

   (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

   (4) Proposed maximum aggregate value of transaction: $14,000,000

   (5) Total fee paid: $2,800.00

[X] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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   (4) Date Filed:

FastFunds Financial Corporation
11100 Wayzata Boulevard
Suite 111
Minnetonka, Minnesota 55305
(952) 541-0455

January 6, 2006

Dear Stockholder:

      This Information Statement is being furnished to the stockholders of FastFunds Financial Corporation, a Nevada corporation (the "Company"), in connection with the sale of substantially all of the assets of Chex Services, Inc., a Minnesota corporation and wholly-owned subsidiary of the Company. The proposed asset sale, which is described in more detail in this Information Statement, was approved by the Company's Board of Directors on December 16, 2005. Although the approval of the holders of a majority of the Company's outstanding common stock is required to sell all or substantially all of the Company's assets, a resolution authorizing the proposed asset sale has been consented to in writing by Equitex, Inc., which owns approximately 73 percent of the Company's outstanding common stock. Accordingly, it is not necessary for the Company to call a special meeting of stockholders to consider the proposed asset sale and your approval is not required and is not being sought.

      The Information Statement enclosed herewith provides further information about the Company and the proposed sale of Chex Services' assets. Please carefully read the document in its entirety. You may also obtain other information about the Company from publicly available documents that have been filed with the Securities and Exchange Commission.

Very truly yours,

/s/ Michael Casazza

Michael Casazza
Chief Executive Officer

FastFunds Financial Corporation
11100 Wayzata Boulevard
Suite 111
Minnetonka, Minnesota 55305
_____

NOTICE OF ACTION TO BE TAKEN BY
WRITTEN CONSENT OF STOCKHOLDERS IN LIEU OF A SPECIAL MEETING
AND INFORMATION STATEMENT
_____

This Information Statement is being mailed to stockholders of FastFunds Financial Corporation, a Nevada corporation (the "Company," "we," "us" or "our"), in connection with the approval by the holder of a majority of the Company's outstanding common stock of a resolution approving the sale of substantially all of the assets of the Company's wholly-owned subsidiary, Chex Services, Inc., a Minnesota corporation ("Chex"). In order to complete the proposed sale of Chex's assets, it is necessary for the Company to obtain the approval of its stockholders. However, Equitex, Inc., which owns approximately 73 percent of our outstanding common stock, has already consented in writing to a resolution authorizing the Company to complete the proposed sale of Chex's assets. Accordingly, pursuant to our bylaws and Nevada law, the Company will not call a special meeting of stockholders to consider the proposed asset sale and your vote is not being solicited. This Notice of Action to Be Taken by Stockholders in Lieu of a Special Meeting and Information Statement is furnished to you solely for the purpose of informing stockholders of this corporate action before it takes effect, in the manner required under the Securities Exchange Act of 1934, as amended.

The written consent that we have received from Equitex authorizes us to sell all or substantially all of the assets of Chex (the "Asset Sale") to Game Financial Corporation ("Game Financial") in accordance with the terms of an Asset Purchase Agreement dated December 22, 2005 (the "Purchase Agreement"), among the Company, Chex and Game Financial, at any time after 20 days from the date of this Information Statement. This Information Statement was first sent or provided to holders (other than Equitex) of our outstanding common stock on or about January 6, 2006. Other than common stock, we have no other shares of any other class of our capital stock outstanding.

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY.

SUMMARY TERM SHEET

The following is a summary of information contained elsewhere in this Information Statement. The following summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information contained in this Information Statement and in the Purchase Agreement attached hereto as Appendix A. You are urged to review the entire Information Statement carefully. References in this Summary and throughout the Information Statement to "we," "us," "our" or the "Company" refer to FastFunds Financial Corporation and its subsidiaries, taken as a whole.

Summary Terms of the Asset Sale

General. Pursuant to the terms of the Purchase Agreement with Game Financial, we have agreed to sell substantially all of the assets of Chex Services for total consideration of $1 million in cash, plus the assumption by Game Financial of certain liabilities of Chex Services, as discussed below.

Assets to be Sold. The assets of Chex to be sold to Game Financial under the Purchase Agreement represent substantially all of Chex's assets, other than cash (as described below under "- Transfer of Cash.") and receivables, and includes all of Chex's rights to its customer contracts. See "Sale of Assets - The Purchase Agreement - General Terms of Asset Sale" on pages 5-6 hereof.

Transfer of Cash. In addition to the sale of its assets, Chex Services' will also transfer to Game Financial all of the cash used in the operation of its business, including vault cash, booth cash and cash in its automated teller machines. At the closing, in addition to the purchase price for the assets described above, Game Financial will pay Chex Services an amount equal to the amount of such cash transferred.

Liabilities Assumed. Game Financial will assume all liabilities relating only to the assets it is acquiring under the Purchase Agreement, including the obligations of Chex under its customer contracts arising after the closing of the Asset Sale.

Indemnification Obligations. The Company and Chex have agreed to indemnify Game Financial for losses or damages it may incur relating to, among other things, breaches of the Company's and Chex's representations, warranties and agreements contained in the Purchase Agreement. See "Asset Sale - The Purchase Agreement - Indemnification."

Closing Conditions. The transaction is also subject to the satisfaction or waiver of several conditions, including the accuracy of each party's representations and warranties contained in the Purchase Agreement and the compliance by the Company and Chex with all agreements and covenants required to be performed prior to closing. See "Asset Sale - Terms the Sale - Closing Conditions."

Termination. The Purchase Agreement may be terminated by Game Financial if, among other reasons, the Company and Chex breach any of the representations, warranties and covenants contained in the Purchase Agreement, the transaction is not completed by February 28, 2006 and for other reasons described under the heading "Asset Sale - Terms of the Sale Termination." The Company and Chex may terminate the Purchase Agreement in the event they receive a superior proposal to acquire Chex, however, in such event, the Company and Chex would be required to pay a $1,000,000 termination fee to Game Financial.

Operations of the Company Following the Sale; Use of Proceeds

The business operations and assets of Chex Services currently represents all of our current business operations and assets. Accordingly, following the Asset Sale, we will have no on-going business operations, although we will retain our cash and receivables. We intend to use approximately $2 million of the proceeds resulting from the Asset Sale to satisfy transaction-related expenses and certain Company payables and other current indebtedness. Aside from the satisfaction of such debt, our board of directors has not made any decision with respect to the use of the proceeds resulting from the Asset Sale.

No Right to Vote

In accordance with the Company's bylaws and Nevada law, the Asset Sale requires the approval of the holders of a majority of the Company's outstanding common stock. Equitex, which owns approximately 73 percent of the Company's outstanding common stock, has already consented in writing to the adoption of a resolution approving the Asset Sale and the Purchase Agreement. Accordingly, it is not necessary for the Company to hold a stockholder meeting at which the Asset Sale and Purchase Agreement would be considered by all stockholders. You will therefore not have an opportunity to vote on the Asset Sale or the Purchase Agreement.

No Dissenters' Rights

Under Nevada law, you have no right to dissent from the Asset Sale and demand fair value for your shares.

STATEMENT CONCERNING CERTAIN FORWARD-LOOKING INFORMATION

This Information Statement may contain certain "forward-looking" statements as such term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, which represent our expectations or beliefs, including but not limited to, statements concerning our operations, economic performance, financial condition, growth and acquisition strategies, investments, and future operational plans. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intent," "could," "estimate," "might," or "continue," or the negative or other variations thereof or comparable terminology are forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including uncertainty related to acquisitions, governmental regulation, managing and maintaining growth, the operations of the Company and its subsidiaries, volatility of stock price and any other factors discussed in this Information Statement and our other filings with the Securities and Exchange Commission.

<center>**SALE OF ASSETS**</center>

Background of Transaction

       The Company's primary business is that of its wholly owned subsidiary, Chex. Chex was formed to provide comprehensive cash access services to casinos, and other gaming establishments, while also marketing its products a la carte to other establishments in the casino, entertainment, and hospitality industries. Chex's total funds transfer system allows casino patrons to access cash through check cashing, credit/debit card cash advances, automated teller machines and wire transfers. Chex's check and credit card advance systems compiles detailed demographic data about patrons that utilize these services. The collected patron demographic data is then provided to the casino operators and can be used in their marketing efforts.

       Until June 2004, Chex was a wholly-owned subsidiary of Equitex. In June 2004, Equitex exchanged all of its shares of Chex capital stock into a number of shares of the capital stock of the Company (then known as Seven Ventures, Inc.) equal to approximately 93 percent of the Company's outstanding common stock. Equitex currently owns approximately 73 percent of the Company's outstanding common stock.

       On June 9, 2005, Equitex announced that it had engaged an investment bank to assist it in liquidating its shares of the Company's common stock. Equitex indicated that it had intended to use the proceeds resulting from the sale of the Company's common stock to fund its acquisition and development of another business.

       On June 22, 2005, following Equitex's public disclosure of such plans, Henry Fong, the Chairman of the Company and the Chief Executive Officer and Chairman of Equitex, received a telephone message from Ian Juliano, the Vice President of Strategic Development for Certegy, Inc. ("Certegy"), the parent corporation of Game Financial, in which Certegy and Game Financial expressed an interest in acquiring Equitex's shares of the Company. Mr. Fong thereafter contacted the Company's Chief Executive Officer, Michael Casazza, informing Mr. Casazza of Mr. Juliano's message and recommending that Mr. Casazza contact Mr. Juliano.

       Messrs. Casazza and Juliano first spoke via telephone on June 23, 2005, discussed Certegy's interest in the Company, and agreed that the parties should proceed to enter into a confidentiality and non-disclosure agreement so that Certegy and Game Financial could commence a due diligence investigation of the Company and Chex. On June 24, 2005, the parties entered into the confidentiality and non-disclosure agreement and Certegy commenced its initial due diligence investigation.

       On July 18, 2005, Mr. Juliano telephoned Mr. Casazza and confirmed that, following completion by Certegy of its initial due diligence review of the Company, Certegy was interested in moving forward with discussions concerning an acquisition of the Company. The form of such acquisition remained undetermined at this time, however. Mr. Juliano requested further information concerning the Company and Chex during this discussion.

       Mr. Juliano telephoned Mr. Casazza again on August 2, 2005 and indicated that Certegy was interested only in acquiring all of the operating assets of the Company. Mr. Juliano requested that Mr. Casazza suggest a purchase price range for such a transaction and requested additional due diligence information.

       On August 15, 2005, Mr. Juliano telephoned Mr. Casazza and requested that the parties schedule an in-person meeting to discuss the transaction at Certegy's headquarters in St. Petersburg, Florida, which

<center>4</center>

would include, in addition to the two of them, Mr. Fong and other members of Certegy's management. This meeting was subsequently scheduled for August 31, 2005 in St. Petersburg, Florida. At the meeting, the parties tentatively agreed that the form of the transaction would be a purchase by Game Financial of the Chex's operating assets, including its contracts with tribal casinos. The parties agreed that Certegy would prepare a letter of intent memorializing the parties' intentions.

An initial draft of the letter of intent was sent to Messrs. Casazza and Fong on September 9, 2005 and, after some preliminary negotiations, Certegy prepared and distributed a second draft on September 12, 2005. On September 13, 2005, Mr. Juliano, Certegy's legal counsel, Mr. Fong and Mr. Casazza participated in a telephone conference concerning the terms of the letter of intent and related matters. After additional negotiations and the exchange of further revisions to the letter of intent, the parties entered into a non-binding letter of intent on September 20, 2005. Thereafter, Certegy continues to conduct additional due diligence on Chex, including an in-person visit of a Chex facility by Certegy personnel.

Throughout the month of October 2005, the parties negotiated a definitive asset purchase agreement and exchanged several drafts of such an agreement. However, by early November 2005, Certegy informed the Company that, as a result of events and proposed transactions unrelated to the purchase of the Company, it had determined that it would no longer pursue the Asset Sale.

On December 2, 2005, Michael Bush of Certegy telephoned Mr. Casazza and informed him that Certegy and Game Financial were once again prepared to continue with the Asset Sale. Accordingly, negotiations resumed and further drafts of the purchase agreement were exchanged among the parties throughout December 2005.

On December 16, 2005, the Company's Board of Directors met to approve the Asset Sale and the form of purchase agreement. On the same date, Equitex, as the holder of a majority of the Company's outstanding shares of common stock, delivered to the Company its written consent to resolutions approving of the Asset Sale. The purchase agreement was executed on December 22, 2005.

The Company's Reasons for the Asset Sale

In approving the Asset Sale, the Company's Board of Directors considered several factors that led it to conclude the transaction was in the best interests of the Company's stockholders. Specifically, the Company had incurred significant losses in fiscal 2004 and during the first nine months of 2005, making it increasingly difficult for the Company to continue to fund its current operations and any future growth. In light of the intense competition in the Company's industry and the lack of assurance that the Company will be able to obtain renewals of its existing customer contracts as they expire or to obtain contracts with new customers and the Company's difficulty attracting and retaining experienced employees, the Board believes it is in the best interests of the Company's stockholders to complete the Asset Sale and pursue other business opportunities.

The Purchase Agreement

You are urged to carefully read the asset purchase agreement, which is attached as *Appendix A* and incorporated by reference into this Proxy Statement, for a complete description of the terms of the Asset Sale.

General Terms of the Asset Sale. The Purchase Agreement provides that Game Financial will purchase substantially all of the assets of Chex and the Company used in the operation of Chex's business, other than cash, including the following categories of assets:

- certain intangible assets, including automated teller machines and other equipment;

- all business licenses possessed by Chex Services required for the operation of its business;

- all rights of Chex Services in its contracts with its customers;

- all marketing, sales and promotional material used in the operation of Chex Services' business;

- all of Chex Services' intellectual property used in the operation of its business, including trade names, trademarks and service marks;

- all prepaid expenses and deposits relating to the Chex Services' business;

- all claims of Chex Services against any third party relating to the conduct of its business;

- all software, software systems, web-site applications, databases and database systems; and

- all goodwill associated with the business of Chex Services.

Purchase Price. The purchase price for the assets to be sold to Game Financial under the Purchase Agreement is $14,000,000 in cash, plus the assumption by Game Financial of certain liabilities relating to the assets to be sold.

Cash Transfer. In addition to the sale of its assets, Chex will also transfer to Game Financial, on a dollar-for-dollar basis, all of the cash used in the operation of its business, including vault cash, booth cash and cash in its automated teller machines. Prior to the closing, the parties will estimate the amount of cash held by Chex in its vaults, cash booths and automated teller machines, all of which is to be transferred to Game Financial at closing. At the closing, in addition to the purchase price for the assets described above, Game Financial will pay Chex Services an amount equal to the amount of estimated cash. The Purchase Agreement further provides that the parties will engage an independent third party to determine the actual cash amount. To the extent the actual cash amount is greater than the amount estimated at the closing date, then Game Financial will pay Chex the difference. If the actual cash amount is less than the amount estimated at the closing, then Chex will pay Game Financial the difference.

Representations and Warranties. The Purchase Agreement contains various customary representations and warranties made by Chex and the Company relating to, among other things:

- the due organization, power and standing of the Company and Chex;

- the capital structure and the ownership of the outstanding shares of capital stock of Chex;

- the authorization, execution, delivery and performance by and enforceability of the Purchase Agreement against, the Company and Chex;

- the absence of any third party or governmental consent required to be obtained (which has not been obtained or will not have been obtained as of the closing) by the Company or Chex in connection with the execution, delivery and performance of the Purchase Agreement;

- a listing of all equipment and tangible assets used in the operation of Chex's business and the adequacy and condition of such assets for their intended purpose;

- the rights of the Company and Chex in certain intellectual property and other proprietary rights used in connection with Chex's business;

- certain material contracts to which the Company or Chex is a party and the enforceability, absence of defaults and breaches with respect thereto;

- the ownership or possession of all licenses issued by a governmental authority and required in the operation of Chex's business;

- employees of Chex's business and the Company's and Chex's compliance with laws relating to employees;

- certain employee benefit plans and matters arising under the Employee Retirement Income Security Act of 1974, as amended;

- financial statements of the Company, including the accuracy and completeness thereof;

- the existence of pending or threatened litigation against the Company or Chex;

- compliance by the Company and Chex of their respective charter documents and other legal requirements;

- the absence of environmental liabilities and compliance with environmental laws;

- insurance policies of the Company and Chex and certain matters related thereto;

- the existence of transactions with affiliates of the Company related to the Chex's business;

- the filing of tax returns, the absence of tax audits, the payment of taxes and related tax matters by the Company and Chex;

- the absence of certain changes and developments relating to Chex's business;

- the sufficiency of the assets to be sold under the Purchase Agreement;

- the absence of claims for brokerage commissions, finders' fees, investment advisory fees or similar compensation based upon arrangements made by or on behalf of the Company or Chex relating to the transactions contemplated by the Purchase Agreement;

- the existence of prepaid expenses prepaid services;

- the absence of undisclosed liabilities relating to Chex's business;

- the rights of Chex in certain software used in the operation of its business;

- the compliance by the Company and Chex with all rules and regulations relating to VISA, MasterCard and other financial payment networks; and

- material disclosure by the Company and Chex.

The Purchase Agreement also contains certain representations and warranties made by Game Financial relating to, among other things:

- the due organization, power and standing of Game Financial;

- the authorization, execution, delivery and performance by and enforceability of the Purchase Agreement against, Game Financial; and

- the absence of claims for brokerage commissions, finders' fees, investment advisory fees or similar compensation based upon arrangements made by or on behalf of Game Financial relating to the transactions contemplated by the Purchase Agreement.

Transition Services. The Purchase Agreement provides that, at the closing of the Asset Sale, the parties will enter into a transition services agreement pursuant to which the Company will continue to provide such services as are necessary to operate Chex's business and to train Game Financial's staff. The Company will receive $150,000 per month under the proposed terms of this agreement. The services are to be rendered on a month-to-month basis for a minimum of three months.

Non-Competition. The Purchase Agreement provides that for a period of five years following the closing, the Company and Chex will not, and each will cause its respective affiliates to not, any where in the world,

- compete with Game Financial relating to Chex's business;

- solicit or induce any customer to cease doing business with Game Financial or to otherwise divert its customers; and

- solicit or induce any employee of Game Financial to leave its employ.

Indemnification. The Company and Chex have agreed to indemnify Game Financial for losses or damages it incurs relating to:

- inaccuracies, misrepresentations or breaches of any representation or warranty of the Company or Chex contained in the Purchase Agreement or any document delivered in connection with the Purchase Agreement;

- any breach of a covenant or agreement made by the Company or Chex in the Purchase Agreement or the other agreements delivered in connection with the Purchase Agreement;

- liabilities of the Company or Chex that are not being assumed by Game Financial;

- legal fees and expenses incurred by Game Financial in connection with enforcing the foregoing indemnification rights; and

- any act or omission of the Company or Chex with respect to Chex's business that occurred prior to the closing.

The obligations of Company and Chex to indemnify Game Financial under the Purchase Agreement are not triggered unless and until the aggregate loss suffered by Game Financial exceeds $25,000; provided, however, that losses from certain matters, including ongoing litigation in which the Company is involved, are excluded from this $25,000 threshold. However, the Company and Chex maximum liability for such indemnification cannot exceed 75 percent of the adjusted purchase price paid by Game Financial, except with respect to willful misrepresentations made by the Company or Chex, for which there is no limitation.

Closing Conditions. Game Financial's obligation to complete the transactions contemplated by the Purchase Agreement are subject to various customary and other closing conditions, including:

- the accuracy of the Company's and Chex's representations and warranties contained in the Purchase Agreement;

- the performance of all covenants and agreements required to be performed by the Company and Chex under the Purchase Agreement;

- the absence of any material adverse change in the business of Chex;

- the absence of any law or governmental order prohibiting or restraining the operation of Chex's business or the consummation of the transactions contemplated by the Purchase Agreement;

- the execution by Henry Fong, Michael Casazza and James Welbourn, all of whom are officers and/or directors of the Company or Chex, of non-competition agreements;

- approval the Purchase Agreement and the Asset Sale by the stockholders of the Company and Chex; and

- the delivery of customary officers' certificates and legal opinions.

The Company's and Chex's obligation to complete the Asset Sale is also subject to various customary closing conditions, including:

- the accuracy of Game Financials' representations and warranties contained in the Purchase Agreement;

- the performance of all covenants and agreements required to be performed by Game Financial under the Purchase Agreement;

- the absence of any law or governmental order prohibiting or restraining the operation of Chex's business or the consummation of the transactions contemplated by the Purchase Agreement;

- the approval the Purchase Agreement and the Asset Sale by the stockholders of the Company and Chex; and

Termination. The Purchase Agreement may be terminated at any time prior to the closing:

- by the mutual consent of the parties;

- by Game Financial, if:

  - the closing does not occur by February 28, 2006;

  - there occurs a material adverse change in the business, assets or operations of Chex;

  - there is a material change in the Company's or Chex's disclosures in the Purchase Agreement relating to a period prior to the date of the Purchase Agreement;

  - there a governmental authority issues an order restraining or otherwise prohibiting the transactions contemplated by the Purchase Agreement;

  - the satisfaction of any condition to its obligation to close becomes impossible; or

  - the Company or Chex breach a representation or warranty contained in the Purchase Agreement and such breach is incapable of being cured; or

- by the Company and Chex, if Game Financial breaches a representation or warranty contained in the Purchase Agreement and such breach is incapable of being cured.

In addition, the Company and Chex may terminate the Purchase Agreement if, prior to the closing, the board of directors of the Company receives from a third party an unsolicited proposal to acquire Chex or substantially all of its assets that the board determines, in good faith, is superior to the terms under which Game Financial will acquire Chex's assets under the Purchase Agreement. If such an offer is received by the Company's board of directors, the Company must provide Game Financial with notice the offer. Game Financial shall then have 10 days in which to improve its offer to purchase Chex's assets. In the event the Company's board of directors determines that the third party offer is superior to Game Financial's, the Company may terminate the Purchase Agreement upon payment to Game Financial of a $1,000,000 termination fee.

Closing. The Purchase Agreement provides that the parties will use commercially reasonable efforts to satisfy all closing conditions and to close the Asset Sale on February 1, 2006. Pursuant to rules of the Securities and Exchange Commission promulgated under the Exchange Act of 1934, the Company cannot complete the Asset Sale until at least 20 days following the later of the date on which we file this Information Statement with the Commission or mail this Information Statement to stockholders.

No Right to Vote

In accordance with the Company's bylaws and Nevada law, the Asset Sale requires the approval of the holders of a majority of the Company's outstanding common stock. Equitex, which owns approximately 73 percent of the Company's outstanding common stock has already consented in writing to the adoption of resolutions approving the Asset Sale and the Purchase Agreement. Accordingly, it is not necessary for the Company to hold a stockholder meeting at which the Asset Sale and Purchase Agreement would be considered by all stockholders. As a result, you will not have an opportunity to vote on the Asset Sale or the Purchase Agreement.

Consequences of Asset Sale; Use of Proceeds; Operations Following Sale

Following completion of the Asset Sale, we will no longer have any ongoing business operations and no significant means of generating any revenue. Our remaining assets will consist primarily of cash and receivables. We intend to use approximately $2 million of the gross proceeds resulting from the Asset Sale to satisfy transaction-related expenses and certain current payables owed by the Company. Aside from these payments, however, our board of directors has not made any decisions with respect to the use of the remaining proceeds resulting from the Asset Sale. We will remain subject to the period and other reporting requirements of the Exchange Act and will be deemed a "shell company," as that term is defined under the Exchange Act. Although we intend to seek new business opportunities to acquire via merger or other acquisition, you may not have the right to approve or ratify any such transaction.

Federal Income Tax Consequences

The Asset Sale is not expected to have any tax consequences for the Company's stockholders. The Company intends, in conjunction with the restructuring of its balance sheet, to be able to consolidate its tax return for 2006 with Equitex (its majority shareholder). Such consolidation is likely to result in no significant tax liability to the Company due to net loss carryforwards available on a consolidated basis. If the Company is not able to consolidate with Equitex, however, the Asset Sale will result in a significant adverse tax consequence to the Company.

Regulatory Approval

No federal or state regulatory approval is required in connection with the consummation of the transactions contemplated by the Purchase Agreement.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On December 22, 2005 Chex Services, Inc. ("Chex") and FastFunds Financial Corporation ("FastFunds") entered into an Asset Purchase Agreement ("Purchase Agreement") with Game Financial Corporation ("Game"), pursuant to which FastFunds and Chex, a wholly-owned subsidiary of FastFunds, have agreed to sell substantially all of the assets of Chex (the "Asset Sale"). Such assets also represent substantially all of the operating assets of FastFunds on a consolidated basis. Pursuant to the terms of the Purchase Agreement, Game will pay Chex $14 million in cash at closing, plus assume certain liabilities of Chex.

The closing is subject to the satisfaction or waiver of several conditions, including the accuracy of each party's representations and warranties contained in the Purchase Agreement and the approval of the Asset Sale by FastFunds's stockholders.

As a result of the above, the accompanying unaudited condensed pro forma balance sheet gives effect to the Asset Sale as if it had been consummated September 30, 2005. In addition, the accompanying unaudited condensed pro forma consolidated statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005, give effect to the Asset Sale as if it had been consummated January 1, 2004 and 2005, respectively.

The unaudited pro forma consolidated financial statements do not purport to be indicative of the financial position or results of operation that would have actually been obtained had the Asset Sale been completed as of the assumed dates and for the periods presented. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management of the company believes are reasonable.

11

FASTFUNDS FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

	September 30, 2005	Anticipated sale of certain assets of FFFC	Post closing Balance
		(A)	
ASSETS			
Current assets:			
Cash and cash equivalents	$ 8,067,556	$ 12,000,000	$ 20,067,556
Accounts receivable, net	323,451		323,451
Prepaid and other assets	313,317	(90,490)	222,827
Total current assets	8,704,324	11,909,510	20,613,834
Notes and interest receivable, including related parties of $263,265	408,265		408,265
Property and equipment, net	1,031,803	(1,031,803)	-
Intangible and other assets, net	2,383,463	(2,075,260)	308,203
Goodwill	5,636,000	(5,636,000)	-
	9,459,531	(8,743,063)	716,468
	$ 18,163,855	$ 3,166,447	$ 21,330,302
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY			
Current liabilities:			
Accounts payable	$ 408,933		$ 408,933
Accrued expenses	1,968,816	$ (650,000)	1,318,816
Convertible and other promissory notes and current portion of long-term debt, including related party of $105,105	14,277,446	(48,026)	14,229,420
Total current liabilities	16,655,195	(698,026)	15,957,169
Long-term debt, net of current portion	2,417,474	(51,387)	2,366,087
	19,072,669	(749,413)	18,323,256
Commitments and contingencies			
Stockholders' (deficit) equity:			
Preferred stock, $.001 par value; 5,000,000 shares authorized; no shares issued and outstanding			
Common stock, $.001 par value; 250,000,000 shares authorized; 10,513,672	10,514	-	10,514
Additional paid-in capital	14,835,860	3,915,860	18,751,720
Stock subscription receivable	(135,000)		(135,000)
Investment in Equitex, Inc.	(14,905)	-	(14,905)
Notes, advances and interest receivable, related parties	(6,898,375)	-	(6,898,375)
Accumulated deficit	(8,706,908)		(8,706,908)
Total stockholders' (deficit) equity	(908,814)	3,915,860	3,007,046
	$ 18,163,855	$ 3,166,447	$ 21,330,302

FASTFUNDS FINANCIAL CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2005

(Unaudited)

	FastFunds Financial Corp and Subsidiaries	Anticipated sale of certain assets of FFFC	Pro forma
		(B)	
Fee revenue	$ 13,966,925	$ (13,966,925)	$ -
Location expenses	10,308,587	(10,308,587)	-
Corporate expenses	4,823,830	(4,673,830)	150,000
	15,132,417	(14,982,417)	150,000
Loss from operations	(1,165,492)	1,015,492	(150,000)
Other income (expense):			
Interest expense	(2,973,611)	2,973,611	-
Interest income	293,382	(293,382)	-
	(2,680,229)	2,680,229	-
Loss before income taxes	(3,845,721)	3,695,721	(150,000)
Income tax expense	(24,000)	24,000	
Net loss	(3,869,721)	3,719,721	(150,000)
Basic and diluted net loss per share	$ (0.37)		$ (0.01)
Weighted average number of common			
shares outstanding, basic and diluted	10,479,718		10,479,718

13

FASTFUNDS FINANCIAL CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

	FastFunds Financial Corp and Subsidiaries	Anticipated sale of certain assets of FFFC	Pro forma
		(B)	
Fee revenue	$ 15,233,735	$ (15,233,735)	$ -
Location expenses	11,291,510	(11,291,510)	-
Corporate expenses	6,752,919	(6,552,919)	200,000
	18,044,429	(17,844,429)	200,000
Loss from operations	(2,810,694)	2,610,694	(200,000)
Other income (expense):			
Interest expense	(1,910,974)	1,910,974	-
Interest income	455,563	(455,563)	-
	(1,455,411)	1,455,411	-
Loss before income taxes	(4,266,105)	4,066,105	(200,000)
Income tax expense	(521,889)	521,889	
Net loss	(4,787,994)	4,587,994	(200,000)
Basic and diluted net loss per share	$ (0.54)		$ (0.02)
Weighted average number of common shares outstanding, basic and diluted	8,933,269		8,933,269

FASTFUNDS FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED

BALANCE SHEET AND STATEMENT OF OPERATIONS

A) This entry is recorded to reflect Asset Sale of certain assets of Chex in exchange for $14 million in cash and the assumption of certain liabilities by Game, as well as the payment of certain liabilities by Chex, net of costs.

B) This entry reflects the Asset Sale of certain assets of Chex to Game. Accordingly, substantially all revenues and expenses (including interest and other expenses) have been eliminated. The pro forma expenses remaining reflect management's best estimate of the costs of being a reporting public shell company.

PRINCIPAL STOCKHOLDERS

The following table contains information at December 20, 2005, as to the beneficial ownership of shares of our common stock by each person who, to our knowledge at that date, was the beneficial owner of five percent or more of the outstanding shares of the class, each person who is a director or executive officer of us and all persons as a group who are executive officers and directors, and as to the percentage of outstanding shares so held by them at December 20, 2005.

Beneficial Owner	Shares of Common Stock Owned	Shares Underlying Exercisable Options	Shares Underlying Warrants	Total	Pecentage of Shares Beneficiall Owned[2]
Equitex, Inc. 7315 E Peakview Ave. Englewood, CO 80111	7,700,000	--	85,000	7,785,000	73.0
Henry Fong 7315 E Peakview Ave. Englewood, CO 80111	7,700,000[1]	60,000	245,000[1]	8,005,000	73.6
Aaron A. Grunfeld 10390 Santa Monica Blvd Fourth Floor Los Angeles, CA 90025	--	60,000	35,000	95,000	*
Ijaz Anwar 11100 Wayzata Blvd. Suite 111 Minnetonka, MN 55305	63,223	--	--	63,223	*
John P. McMahon 11100 Wayzata Blvd. Suite 111 Minnetonka, MN 55305	--	60,000	--	60,000	*
Thomas Olson 7315 E Peakview Ave. Englewood, CO 80111	--	20,000	25,000	45,000	*
Michael Casazza 906 Thornbalde Blvd. Greer, SC 29650	6,000	125,000	125,000	256,000	2.4
James Welbourn 319 Clematis Street Suite 803 W. Palm Beach, FL 33401	55,045	60,000	102,000	217,045	2.0
All directors and officers as a group (7 persons)	7,824,263	385,000	532,000	8,741,268	76.1

_____
* represents less than 1 percent.

(1)   Represents 7,785,000 shares, including 85,000 shares underlying warrants, held by Equitex, Inc., a corporation in which Mr. Fong is an officer and director. Mr. Fong disclaims beneficial ownership of the shares and shares underlying the warrants owned by Equitex.

(2)   As of December 20, 2005, 10,576,895 shares of our common stock were outstanding.

WHERE YOU CAN FIND MORE INFORMATION:
INCORPORATION BY REFERENCE

We are allowed to "incorporate by reference" certain information which we file with the Securities and Exchange Commission (the "SEC"). This means that we can provide important information regarding the Company to you by referring to documents previously filed with the SEC. Any new information that we may provide in any filing with the SEC will automatically update and supersede the information contained in this Proxy Statement. All information filed or to be filed with the SEC is considered a part of this Information Statement.

We incorporate by reference the documents listed below, and any additional filing we may make with the SEC, under Sections 13 and 14 of the Securities Exchange Act of 1934:

- Form 10-KSB annual report for the period ended December 31, 2004;

- Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, respectively; and

- Current Reports on Form 8-K filed on January 27, 2005, February 7, 2005, May 31, 2005, July 27,2005, and December 27, 2005, respectively.

We will provide you with a copy of any document incorporated by reference in this Information Statement free of charge if you request it by writing us at FastFunds Financial Corporation, 11100 Wayzata Blvd., Suite 111, Minnetonka, Minnesota 55305, Attention: Secretary, or by calling us at (952) 541-0455. Upon such request, the document will be sent to you by first class mail within one business day of our receipt of the request.

You may also read and copy any materials we file with SEC at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549. You can receive additional information about the operation of the SEC's Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

You should rely only on the information contained in this Information Statement. We have not authorized anyone to provide you with information that is different from what is contained in this Information Statement. This Information Statement is dated January 6, 2006. You should not assume that the information contained in this Information Statement is accurate as of any date other than such date, and the mailing of this information statement to shareholders shall not create any implication to the contrary.

ASSET PURCHASE AGREEMENT

By this Asset Purchase Agreement, Game Financial Corporation, a Minnesota corporation ("Game Financial"), Chex Services, Inc., a Minnesota corporation ("Chex"), and FastFunds Financial Corporation, a Nevada corporation ("FastFunds" and sometimes referred to collectively with Chex as the "Chex Entities" and individually as a "Chex Entity"), agree as follows:

1. **Introduction**. The Chex Entities desire to sell certain assets used in connection with the Business, including Contracts and the Software, and Game Financial desires to purchase those assets, all as further described and upon the terms and conditions set forth in this Agreement.

2. **Effective Date**. This Agreement is effective as of December 22, 2005 (the "Effective Date").

3. **Definitions**. When used in this Agreement, the following capitalized terms shall have the respective meanings set forth below:

"Action" means any claim, action, suit, complaint, counter-claim, petition, set-off, administrative proceeding, arbitral action, governmental inquiry, criminal prosecution or other investigation, whether conducted by or before a Governmental Authority or other Person.

"Actual Cash Amount" has the meaning set forth in Subsection 4.3(c).

"Affiliate" means, with respect to a Person: (i) any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; (ii) any other Person that owns or controls five percent (5%) or more of any class of equity securities (including any equity securities issuable upon the exercise of any option or convertible security) of such Person or any of its Affiliates; or (iii) any director, partner, member, executive officer, or limited liability company manager of such Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with") means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" means this Asset Purchase Agreement and all of its schedules and exhibits.

"Ancillary Agreements" means, collectively the (i) the Bills of Sale and Assignment Agreements; (ii) all documents, agreements, instruments and papers described in Subsection 9.1; (iii) the assumption of liability documents described in Subsection 9.2(e), (iii) the Voting Agreements of the date hereof, executed by FastFunds and Equitex (the "Voting Agreements" and (iv) the Guaranty Agreement, of the date hereof, between Equitex and Game Financial (the "Guaranty Agreement").

"Acquisition Proposal" has the meaning set forth in Subsection 11.3(c).

"Assets" has the meaning set forth in Subsection 4.1(a).

"Assumed Contracts" means the Material Business Contracts that Game Financial will assume pursuant to this Agreement, which are listed on Schedule 3.

"Assumed Liabilities" has the meaning set forth in Subsection 4.2(a).

"Balance Sheet" has the meaning set forth in Subsection 6.10.

"Basket" has the meaning set forth in Subsection 10.7.

"Benefit Plan" means any Plan that is sponsored, maintained or contributed to or required to be contributed to by Chex or a Chex Entity or to which Chex or a Chex Entity is a party, or with respect to which Chex or a Chex Entity has any other similar comparable obligation or liability (fixed, contingent or otherwise), whether written or oral, for the benefit of any Business Employee.

"Bills of Sale and Assignment Agreements" has the meaning set forth in Subsection 9.1(e).

"Business" means the Chex Entities' business of providing cash-access financial services, including full booth financial services, check cashing and electronic cash conversion, automated teller machine access, and credit/debit card cash advances primarily in gaming establishments throughout the world, including the provision of those services in: Arizona, Antigua, California, Connecticut, Cyprus, Florida, Michigan, Minnesota, Nebraska, New Mexico, North Dakota, Oklahoma, Ontario, St. Maarten, Texas and Wisconsin.

"Business Day" means any day other than Saturday, Sunday or any day on which a U.S. national banking association is required or authorized to be closed.

"Business Employees" has the meaning set forth in Subsection 6.8(b).

"Business Insurance Policies" has the meaning set forth in Subsection 6.15.

"Business Licenses" has the meaning set forth in Subsection 4.1(a)(ii).

"Chex" has the meaning set forth in the preamble to this Agreement.

"Chex Entities" has the meaning set forth in the preamble to this Agreement.

"Chex Indemnified Party" has the meaning set forth in Subsection 10.1.

"Chex Marks" means all Marks of the Chex Entities used in connection with the Business, including those names, marks and logos set forth in Schedule 4.1(a)(v) and the names "Chex," "FastFunds," ChexGuard, and CreditGuard.

"Closing" has the meaning set forth in Subsection 5.1.

"Closing Cash Payment" has the meaning set forth in Subsection 5.2.

"Closing Date" has the meaning set forth in Subsection 5.1.

"Confidentiality Agreement" means the June 24, 2005 Confidentiality Agreement executed by Equitex, FastFunds and Certegy, Inc.

"Contract" means any contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, franchise agreement, concession agreement, insurance policy, security interest, guaranty, binding commitment or other agreement or arrangement, whether written or oral.

"Effective Date" has the meaning set forth in Section 2.

"Environmental Law" means any applicable Law relating to pollution, the protection of human health and/or the environment, or the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Substance into the environment.

"Equitex" means Equitex, Inc., a Delaware corporation and stockholder of FastFunds.

"Estimated Cash Amount" has the meaning set forth in Subsection 4.3(c).

"Excluded Assets" has the meaning set forth in Subsection 4.1(b).

"Excluded Liabilities" has the meaning set forth in Subsection 4.2(b).

"FastFunds" has the meaning set forth in the preamble to this Agreement.

"Fidelity" means Fidelity National Financial, Inc. and/or Fidelity National Information Services, Inc.

"Financial Information" has the meaning set forth in Subsection 6.10.

"GAAP" means United States generally accepted accounting principles, as in effect from time to time.

"Game Financial" has the meaning set forth in the preamble to this Agreement.

"Game Financial Indemnified Party" has the meaning set forth in Subsection 10.2.

"Governmental Authority" means any government, any governmental entity, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, local or foreign.

"Governmental Order" means any statute, rule, regulation, order, judgment, injunction, decree, stipulation or determination issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

"Guaranty Agreement" has the meaning given above.

"Hazardous Substance" means petroleum, petroleum by-products, polychlorinated biphenyls and any other chemicals, materials, substances or wastes that are currently defined or regulated as hazardous substances, hazardous materials, hazardous wastes, extremely hazardous wastes, restricted hazardous wastes, toxic substances, toxic pollutants, toxic air pollutants, hazardous air pollutants, pollutants, or contaminants under any Environmental Law.

"Indemnified Claim" has the meaning set forth in Subsection 10.3(a).

"Indemnified Party" has the meaning set forth in Subsection 10.3(a).

"Indemnifying Party" has the meaning set forth in Subsection 10.3(a).

"Indemnity Notice Period" has the meaning set forth in Subsection 10.3(a).

"Information Statement" has the meaning set forth in Subsection 8.15(b).

"Intellectual Property" means any: (i) patents, patent applications, patent disclosures and improvements thereto; (ii) Marks; (iii) copyrights and copyrightable works, and any registrations and applications for registration thereof; and (iv) URL's and Internet web sites, and the hypertext markup language ("HTML") files, graphics, text files and documentation associated with such Internet web sites.

"Knowledge" means, with respect to any representation, warranty or statement by a party contained herein, that such representation, warranty or statement is made to the actual knowledge of the party and its executive management after a reasonable investigation.

"Law" means any applicable federal, state, county, provincial, local or foreign statute, law, ordinance, regulation, rule, code or rule of common law.

"Liability" means any indebtedness, obligation or other liability (whether absolute, accrued, matured, contingent, known, or unknown, fixed or otherwise, or whether due or to become due), including, without limitation, any fine, penalty, judgment, award or settlement respecting any judicial, administrative or arbitration proceeding, damage, loss, claim or demand with respect to any Law.

"License" means any franchise, approval, permit, order, authorization, consent, license, registration or filing, certificate, variance and any other similar right obtained from or filed with any Governmental Authority or private organization.

"Lien" means any security interest, pledge, mortgage, lien, charge, adverse claim of ownership or use, restriction on transfer (such as a right of first refusal or other similar right), defect of title, or other encumbrance of any kind or character.

"Losses" has the meaning set forth in Subsection 10.1.

"Marks" means all imprints, titles, names, trade names, service marks, trade dress, logos, trade names, corporate names and domain names, the goodwill associated therewith, and any registrations and applications for registration thereof.

"Material Adverse Change" means any change in or effect on the Assets or the Business that is, individually or in the aggregate, materially adverse to the Business, Assets or th operation, prospects, condition (financial or otherwise) or results of the Business or Assets.

"Material Business Contracts" has the meaning set forth in Subsection 6.6(a).

"Merger" means the merger transaction entered into and effected on June 7, 2004 among FastFunds (f/k/a Seven Ventures, Inc.), Seven Ventures Newco, Inc., a Minnesota corporation, and Chex.

"Notice of Superior Proposal" has the meaning set forth in Subsection 11.3(c).

"Organizational Documents" means: (a) the articles or certificate of incorporation or registration and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) any charter or similar document adopted c filed in connection with the creation, formation, or organization of a Person; and (e) any amendment to the foregoing.

"Original Disclosure Schedules" has the meaning set forth in Subsection 8.18(a).

"Permitted Liens" means: (i) mechanics' and materialmen's liens and workmen's, repairmen's, warehouseman's and carriers' liens arising in the ordinary course of business, the obligations of which are not overdue or otherwise delinquent; and (ii) Liens for Taxes not yet due and payable or being contested in good faith (it being understood that all Tax Liabilities of the Chex Entities are Excluded Liabilities).

"Person" means any individual, general or limited partnership, firm, corporation, limited liability company or partnership, association, trust, unincorporated organization or other entity.

"Plan" means any deferred compensation, bonus or other incentive compensation plan, program, agreement or arrangement; any severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program; any profit-sharing, stock bonus or other "pension" plan, fund or program; any employment, termination or severance agreement or arrangement; and any other employee benefit plan, fund, program, agreement or arrangement.

"Proprietary Rights" means: (i) Intellectual Property rights; (ii) trade secrets and confidential business information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, databases, analytics, research and development information, software, drawings, specifications, designs, plans, proposals, technical data, marketing plans and customer and supplier lists and information; (iii) copies of tangible embodiments thereof (in whatever form or medium); and (iv) licenses granting any rights with respect to any of the foregoing.

"Prospects" has the meaning given in Section 12.15.

"Purchase Price" has the meaning set forth in Subsection 4.3(a).

"Recipients" has the meaning set forth in Subsection 8.3.

"Required Consents" has the meaning set forth in Subsection 6.3.

"Software" has the meaning set forth in Subsection 4.1(a)(x).

"Stockholders Approval" has the meaning set forth in Subsection 8.15(a).

"Stockholders Meeting" has the meaning set forth in Subsection 8.15(b).

"Stub Statements" has the meaning set forth in Subsection 6.10.

"Subsidiary" means, with respect to any Person, any corporation, general or limited partnership, limited liability company, joint venture or other legal entity of any kind of which such Person (either alone or through or together with one or more of its other Subsidiaries) owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are: (i) generally entitled to vote for the election of the board of directors or other governing body of such legal entity; or (ii) generally entitled to share in the profits or capital of such legal entity.

"Supplemental Disclosure Schedule" has the meaning set forth in Subsection 8.18.

"Superior Proposal" has the meaning set forth in Subsection 11.3(c).

"Tax" means any federal, state, county, provincial, local or foreign income, gross receipts, sales, use, ad valorem, employment, severance, transfer, gains, profits, excise, franchise, property, capital stock, premium, minimum and alternative minimum or other taxes, fees, levies, duties, assessments or charges of any kind or nature whatsoever imposed by any Governmental Authority (whether payable directly or by withholding), together with any interest, penalties (civil or criminal), additions to or additional amounts imposed by, any Governmental Authority with respect thereto.

"Tax Return" means a report, return, or other information required to be supplied to a Governmental Authority with respect to any Tax.

"Termination Date" has the meaning set forth in Subsection 11.1.

"Termination Fee" has the meaning set forth in Subsection 11.3(b).

"Transferred Employees" has the meaning set forth in Subsection 8.7.

"Voting Agreements" has the meaning given above.

"3 in 1 Software" means any Chex Entities' ATM software operating on an ATM wherein: (i) a consumer can be denied access to cash or other item of value at said ATM based upon any pre-set limit, including issuer or association imposed restraints on the consumer's use of his or her credit card, charge card, on-line debit card, off-line debit card or other access device but can subsequently be granted access to the same account, or another account, for the desired cash or item of value following a prompt, question or a roll-over wherein the consumer uses the same or a different credit card, charge card, on-line debit card, off-line debit card or access device (even if classified as the same transaction type); and (ii) the cash or item of value is provided to the consumer at a money location separate from the ATM terminal running the Chex Entities' ATM software.

4. **Purchase and Sale**.

4.1 Purchase and Sale of Assets.

(a) Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, at the Closing Game Financial shall purchase from the Chex Entities and the Chex Entities shall irrevocably sell, convey, transfer, assign and deliver to Game Financial, free and clear of all Liens, other than Permitted Liens, all right, title and interest in and to the following assets (collectively, the "Assets"): (i) the tangible assets described in Schedule 6.4; (ii) all Licenses issued to or possessed by a Chex Entity or required for the operation of the Business or use o the Assets and all rights thereunder (each, a "Business License" and, collectively, the "Business Licenses"), except as set forth on Schedule 4.1(a)(ii); (iii) all rights in, to and under the Assumed Contracts; (iv) all marketing, sales and promotional literature, market research studies, and subscriber research; books, records, files, documents, financial records, bills, accounting, internal and audit records relating to the Business (excluding Tax Returns); personnel records relating to Transferred Employees (but only to the extent permitted under applicable law); databases, operating manuals, customer and supplier lists and files relating to the Business, including customer lists, documents and records relating to past, present and prospective clients, such lists to be in both printed form and computer media ; (v) all Intellectual Property and Proprietary Rights used or useful in connection with the Business and the Chex Marks, all of which are set forth on Schedule 4.1(a)(v), and all goodwill associated therewith, rights thereunder, remedies against infringements thereof, and rights under applicable Laws of all jurisdictions; (vi) all prepaid expenses, deposits and charges relating to the Business, except as otherwise specified on Schedule 4.1(a)(vi); (vii) all rights, claims, credits, causes of action or rights of set-off against third parties relating to the Business or Assets, including claims pursuant to warranties, awards, advances, bonds, deposits, representations and guarantees made by suppliers, manufacturers, contractors and other third parties in connection with products or services purchased by or furnished for the Business but not, in any event claims under the Business Insurance Policies (subject to Subsection 8.9 below) or any Contracts included in the Excluded Assets or the litigation against Lisa Maulson (MN Case No. CT-03-020211) and the Howards (FL Case No. CACE 05-09184); (viii) all claims, rights and choses in action relating to the Assets against any Person, whether matured or unmatured, direct or indirect, known or unknown, absolute or contingent; (ix) all software, software systems, web-site applications, databases and database systems, whether owned, leased, or licensed and relating to the Business, including, but not limited to, all editorial, sales and design software, all of which are listed on Schedule 4.1(a)(ix) (the "Software"); (x) all accepted bids, work in process and outstanding proposals relating to the Business or Assets; (xi) all goodwill associated with the Business and/or the Assets; and (xii) all tangible and intangible property used i or useful to the Business other than the property identified on Schedule 4.1(a)(xii).

(b) Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the Assets shall not include the following assets owned by a Chex Entity (together with the assets listed on exclusionary schedules under Subsection 4.1 above, collectively referred to as the "Excluded

Assets"): (i) all cash, cash equivalents (including checks) and securities (including ownership and equity participation rights in other companies), vault cash, and cash on hand in automated teller machines; (ii) all bank and other depository accounts; (iii) all accounts receivable and receivables due from Chex Affiliates; (iv) refunds of Taxes and Tax loss carry forwards; (v) Business Insurance Policies or other insurance policies relating to the Business, any refunds paid or payable in connection with the cancellation or discontinuance of any insurance policies applicable to the Business, and any claims made under any such insurance policies (other than "occurrence" based claims which are subject to Subsection 8.9); (vi) the Benefit Plans and rights in assets associated with or allocated to the Benefit Plans ; (vii) rights under this Agreement, the Ancillary Agreements, the Purchase Price, or any agreement, certificate, instrument or other document executed and delivered by Game Financial in connection with the transactions contemplated by this Agreement; (viii) Chex Entities' corporate record and minute books, stock registers, stock-transfer records and related files and records;(ix) the Maulson and Howard litigation described Subsection 4.1(a)(vii) above); and (x) the royalty-free, non-exclusive, non-transferable (except to a parent or subsidiary of a Chex Entity) right to retain a copy to use the customer database of the Chex Entities transferred to Game Financial (and for such use, the right to make and retain a copy thereof), but only for non-gaming-related purposes and only consistent with Subsection 8.11 below; provided, however, that the terms and conditions of this right to use shall be as mutually agreed by the parties prior to Closing (and the parties shall negotiate in good faith with respect to that agreement) and that such right is conditioned on being consistent with applicable Law.

4.2 Assumption of Liabilities.

(a) Assumption. Subject to the terms and conditions set forth in this Agreement, at the Closing Game Financial shall assume from the Chex Entities only (I) the Liabilities contained in Schedule 4.2(a), and (II) the following Liabilities that exist at Closing to the extent that they relate to the Business and the Assets (collectively, the "Assumed Liabilities"): all Liabilities first arising after the Closing Date and not resulting from the transactions contemplated by this Agreement under: (A) the Assumed Contracts, and (B) all Contracts entered into after the Effective Date of this Agreement that are not Assumed Contracts but that Game Financial has agreed to assume, in accordance with the terms of this Agreement; except to the extent 1) they arise out of any breach, act, omission or default by a Chex Entity; or 2) the associated Liabilities should have been paid, performed or otherwise discharged on or prior to the Closing Date. It is understood and agreed that nothing in this subsection shall constitute a waiver or release of any claims arising out of the contractual relationships between the Chex Entities and Game Financial.

(b) Excluded Liabilities. Except for the Assumed Liabilities, Game Financial shall not assume or in any way be responsible for any Liabilities of the Chex Entities or their Affiliates (whether or not disclosed on a schedule). Without limiting the foregoing, and notwithstanding anything in Subsection 4.2(a) to the contrary, the Assumed Liabilities shall not include, and Game Financial shall not assume, any of the following Liabilities (collectively, "Excluded Liabilities") of the Chex Entities or their Affiliates: (i) any Liabilities with respect to the Excluded Assets; (ii) any Liabilities with respect to Taxes of any nature; (iii) any Liabilities or responsibilities relating to the employment or termination of employment by a Chex Entity or its Affiliate of any Person attributable to any action or inaction by a Chex Entity or its Affiliates on or prior to the Closing Date, including with respect to any Benefit Plan or arrangement of the Chex Entities or their Affiliates, or any severance retention, stay bonus or similar obligations owed by a Chex Entity or its Affiliates to any Person (including any Transferred

Employees); (iv) any Liability in connection with this Agreement or any other agreement for legal, accounting or broker's fees, Taxes or other transaction costs incurred in connection with this Agreement or the consummation of the transactions contemplated by this Agreement; (v) any Liability owed to any shareholder or former shareholder of a Chex Entity or to any of their current or former Affiliates; (vi) any obligations with respect to bank accounts; (vii) any Liabilities resulting from any Action (whether or not pending or threatened on the date hereof and whether or not disclosed on any schedule); (viii) any Liabilities arising under or in connection with the Assumed Contracts that result from an act, omission, breach or default by a Chex Entity or its Affiliates; (ix) any Liabilities for indebtedness of borrowed money, letters of credit, capital leases or installment purchases; (x) any Liabilities under any applicable Environmental Law with respect to the time period prior to the Closing Date; (xi) any Liability associated with or arising under a Material Business Contract that is not an Assumed Contract, whether such Liability arises before or after Closing; (xii) all accounts payable; and (xiii) any other Liabilities not expressly assumed by Game Financial in this Agreement. The Chex Entities and their Affiliates will discharge when due all of their respective obligations and liabilities that are not expressly assumed by Game Financial in this Agreement.

4.3 Purchase Price, Prorations, and Cash Allocation.

(a) Purchase Price. The purchase price ("Purchase Price") for the Assets shall be: (i) Fourteen Million Dollars (US $14,000,000) in cash, subject to adjustments as provided in Subsection 4.3(b), and (ii) the assumption by Game Financial of the Assumed Liabilities pursuant to Subsection 4.2.

(b) Prorations. The purchase price shall be adjusted at and as of Closing as follows: (i) it shall be increased to reflect the value of prepaid liabilities which are part of the Assets, (ii) it shall be decreased to reflect the value of accrued but unpaid amounts in connection with the Assumed Liabilities. These are described on Schedule 4.1(a)(vi).

(c) Cash Allocation. At Closing, the Chex Entities shall transfer to Game Financial, free and clear of all Liens, all cash, including vault cash, booth cash, and cash in automated teller machines. Game Financial and the Chex Entities shall cooperate to calculate as precisely as possible the amount of such cash estimated to be transferred at Closing at least one (1) Business Day prior to Closing (the "Estimated Cash Amount"). At Closing, Game Financial shall, in addition to the Purchase Price, pay to Chex an amount equal to the Estimated Cash Payment by wire transfer of immediately available funds. Within fifteen (15) Business Days after the Closing Date, a mutually acceptable independent company hired for the purpose of determining the actual cash amount shall then calculate the final amount of such cash actually transferred at Closing (the "Actual Cash Amount") . If the Actual Cash Amount is greater than the Estimated Cash Amount, then Game Financial shall pay the difference to Chex, and if the Actual Cash Amount is less than the Estimated Cash Amount, then Chex shall pay Game Financial the difference. Such payments shall be made within five (5) Business Days after the final determination by the above-described company. Game Financial and Chex shall equally share the cost of hiring the above-described independent company.

(d) Allocation of Purchase Price. The Purchase Price shall be allocated by the parties within thirty (30) days following the Closing through arm's-length negotiation and in a manner that properly reflects the fair market value of the Assets. The allocations made pursuant to this subsection will be binding on all parties for all Tax purposes in connection with the purchase and sale of the Assets and will be consistently reflected by each party on its respective Tax Returns.

4.4 Procedures for Non-Transferable Assets. If any property or right included in the Assets or the Assumed Liabilities is not assignable or transferable without the consent of a third party, and that consent is not obtained prior to the Closing Date, this Agreement, the Ancillary Agreements and any related instruments of transfer shall not constitute an assignment or transfer, and Game Financial shall not assume any of the Chex Entities' associated obligations, but the Chex Entities shall diligently use their best efforts to obtain such consent as soon as possible after the Closing Date. With respect to each such property or right for which a necessary consent was not obtained prior to the Closing Date, the Chex Entities shall use commercially reasonable efforts to otherwise obtain for Game Financial, at no additional cost to Game Financial, the benefits of such property or right until such consent is obtained.

5. **Closing**.

5.1 Time and Place. The consummation of the transactions contemplated by this Agreement shall take place at a closing ("Closing") at the offices of Game Financial, 11601 Roosevelt Bo St. Petersburg, Florida 33716. The parties shall use commercially reasonable efforts to close the transactions as soon as practicable, and in particular shall use commercially reasonable effc close the transactions by February 1, 2006. The date of the Closing shall be the "Closing Date." For purposes of electronic transactions processing, the parties shall mutually agree on des cut-off times to be used in determining precisely when transactions will begin to be processed for the account of Game Financial.

5.2 Closing Deliveries of Game Financial. At the Closing, upon satisfaction or waiver of the conditions set forth in Subsection 9.1, Game Financial shall deliver: (i) Fourteen Million Dollars (US$14,000,000) of the Purchase Price ("Closing Cash Payment") by wire transfer of immediately available funds to Chex, the instructions for which shall be provided to Game Financial a reasonable time prior to Closing; and (ii) each of the instruments, certificates and other documents set forth in Subsection 9.2.

5.3 Closing Deliveries of the Chex Entities. At the Closing, upon satisfaction or waiver of the conditions set forth in Subsection 9.2, the Chex Entities shall deliver to Game Financial each of the instruments, certificates, items and documents set forth in Subsection 9.1.

6. **Representations and Warranties of the Chex Entities.** The Chex Entities prepared and delivered (or caused to be prepared and delivered on its behalf) the schedules included in this Agreement that set forth any and all exceptions or supplemental information to the various representations, warranties and covenants contained in Sections 6 and 8 of this Agreement ("Schedules"), and delivered documents and materials pursuant to or in connection with this Agreement, and any and all modifications or amendments to those documents and materials were delivered with the Schedules. The disclosures set forth in the Schedules qualify or supplement only those representations, warranties and covenants specifically referenced and referred to in the relevant Schedule, and a disclosure or supplement related to any particular representation, warranty or covenant shall not qualify or supplement any other representation, warranty or covenant unless expressly stated. To induce Game Financial to enter into this Agreement and to

consummate the transactions contemplated by this Agreement, subject to the qualifications set forth in each relevant Schedule, the Chex Entities, jointly and severally, represent and warrant to Game Financial that each of the following is true and correct as of the Effective Date and will be true and correct as of the Closing Date:

6.1 <u>Organization and Share Ownership</u>. Chex is a corporation duly organized, validly existing, and in good standing under the Laws of Minnesota. FastFunds is a corporation duly organized, validly existing, and in good standing under the Laws of Nevada. The Chex Entities have all requisite corporate authority to own, operate or lease the Assets as they are now owned, operated or leased, and to conduct the Business as presently conducted. The Chex Entities have furnished true and complete copies of their respective Organizational Documents. <u>Schedule 6.1(i)</u> lists all jurisdictions in which the Chex Entities are qualified to conduct business as foreign corporations, and no qualifications to do business other than those listed on <u>Schedule 6.1(i)</u> were required to operate the Business or own the Assets without material adverse effect on the Business. The Chex Entities do not have any Subsidiaries, and do not, directly or indirectly, own or have the right to acquire any equity interest in any other Person, except as described on <u>Schedule 6.1(i)</u>. <u>Schedule 6.1(i)</u> also lists: (i) all locations with respect to the Business or Assets where the Chex Entities currently own or lease real property, have an office, or place of business; and (ii) all trade names under which the Chex Entities and their respective predecessors have operated, if different from their present legal name, at any time since October 1, 1995. <u>Schedule 6.1(ii)</u> lists all the authorized equity securities of Chex and FastFunds, and all the issued and outstanding equity securities of Chex and FastFunds. FastFunds owns all the issued and outstanding equity securities of Chex, and no other Person has any rights to obtain or vote the equity securities of Chex, except as set forth on <u>Schedule 6.1(ii)</u>. As of the date of this Agreement and the record date for determining eligibility to vote on this Agreement and the transactions contemplated hereby Equitex owns and will own at least 73% of the issued and outstanding common stock of FastFunds, and Equitex's vote (as the majority shareholder of FastFunds) in favor of this Agreement and the transactions contemplated hereby constitutes the requisite FastFunds stockholder approval therefor. Only holders of FastFunds common stock issued and outstanding on such record date shall have or will have voting rights with respect to the transactions contemplated by this Agreement. Neither FastFunds nor the Assets constitute all or substantially all the business, operations or assets of Equitex.

6.2 <u>Authority</u>. Each Chex Entity has all requisite corporate power and authority to: (i) enter into and deliver this Agreement; (ii) perform its obligations under this Agreement and each Ancillary Agreement; and (iii) consummate the transactions contemplated by this Agreement and each Ancillary Agreement to which it is a party. The execution and delivery of this Agreement and each Ancillary Agreement by the Chex Entities, the performance by them of their obligations under this Agreement and each Ancillary Agreement, and the consummation by them of the transactions contemplated by this Agreement and each Ancillary Agreement have been duly authorized by all necessary corporate and stockholder action. This Agreement has been, and the Ancillary Agreements have been or shall be (as the case may be), duly executed and delivered by the Chex Entities. This Agreement constitutes, and each of the Ancillary Agreements to which a Chex Entity is a party when so executed and delivered, will constitute a legal, valid and binding obligation of such Chex Entity, enforceable against it in accordance with its terms.

6.3 <u>Required Consents</u>. Except as specified on <u>Schedule 6.3</u> (the "Required Consents"), no consent, order, authorization, approval, declaration or filing, including, without limitation, any consent, approval or authorization of or declaration or filing with any Governmental Authority or other Person or any party to an Assumed Contract or other Contract that will be an Assumed Liability, is required on the part of any Chex Entity for or in connection with the execution, delivery or performance of this Agreement or the conduct of the Business by Game Financial after the Closing, or to prevent a default under any Contract relating to the Business to which a Chex Entity is a party. The Chex Entities have no reason to believe that any of the Required Consents will not be obtained. Subject to obtaining the Required Consents, the execution, delivery and performance of this Agreement and each Ancillary Agreements by the Chex Entities will not result in any violation of, be in conflict with, or constitute a default (with or without the giving of notice and/or passage of time) under, any Organizational Document, License, Law, Contract, or Governmental Order to which a Chex Entity is a party or by which a Chex Entity is bound; nor will these actions result in: (i) the creation or acceleration of any Lien on any of the Assets of Chex; (ii) the acceleration or creation of any material obligation of Chex; or (iii) the forfeiture of any material right or privilege of Chex or the Business. Neither this Agreement nor the transactions contemplated hereby give rise to dissenters, appraisal or similar rights for the shareholders of FastFunds or Equitex. The transactions contemplated hereunder will give rise to dissenters' rights in favor of FastFunds as the sole shareholder of Chex, which FastFunds agrees not to assert and hereby irrevocably waives with respect to this Agreement and the transactions contemplated hereby. Without limiting the generality of the foregoing, the Chex Entities have obtained all necessary consents and approvals for entering into this Agreement and the Ancillary Agreements and consummating the transactions contemplated herein and therein, from Equitex, Pandora and Whitebox.

6.4 <u>Equipment and Tangible Property</u>. <u>Schedule 6.4</u> contains a list of all equipment and tangible personal property (except for non-capitalized leased equipment) of the Chex Entities used in the Business, other than any equipment and tangible personalty comprising Excluded Assets. All such property is adequate and usable for the purpose for which it is currently used, is in good operating condition and repair, and has been properly maintained. All lessors of the Assets have performed and satisfied their respective duties and obligations under the leases governing the use of those Assets, and no Chex Entity has brought or threatened any Action against any relevant lessor for failure to perform and satisfy its duties and obligations under any such lease.

6.5 <u>Intellectual Property and Proprietary Rights</u>. <u>Schedule 4.1(a)(v)</u> contains a complete and accurate list of all Intellectual Property and Proprietary Rights used in the operation of the Business, and all such Intellectual Property and Proprietary Rights are included in the Assets. There is no reasonably foreseeable or threatened loss or expiration of any Intellectual Property or Proprietary Rights included in the Assets. The Chex Entities have taken commercially reasonable and appropriate actions to maintain and protect such Intellectual Property and Proprietary Rights. The Chex Entities have good and marketable title to, or valid and continuing licenses to use, Intellectual Property and Proprietary Rights and other intangible assets used in the operation of the Business free and clear of all Liens. As of the Closing Date, the Chex Entities shall have assigned all ownership in the Intellectual Property and Proprietary Rights listed in <u>Schedule 4.1(a)(v)</u> to Game Financial, and such Intellectual Property and Proprietary Rights are not and will not be subject to any Liens. That Intellectual Property and those Proprietary Rights include all of the Intellectual Property and Proprietary Rights necessary and/or used to conduct the Business as currently conducted and proposed to be conducted. To the Knowledge of the

Chex Entities, the Business and the Assets do not infringe upon the Proprietary Rights or other rights or interests of any Person. There are no present or threatened Actions relating to infringement of Proprietary Rights by any Person. Except as set forth in <u>Schedule 6.5</u>, there are no pending or threatened proceedings or litigation or other adverse claims by any Person against a Chex Entity relating to the ownership or use of any Proprietary Rights used in the operation of the Business or the Intellectual Property listed in <u>Schedule 4.1(a)(v)</u>. Except as listed on <u>Schedule 6.5</u>, to the Knowledge of the Chex Entities, no Person has or is currently infringing or diluting any of the rights of the Chex Entities in or to that Intellectual Property and Proprietary Rights. Except as set forth on <u>Schedule 6.5</u>, no such Intellectual Property or Proprietary Rights have been abandoned, and none are subject to any outstanding Governmental Order, written restriction or agreement restricting their scope of use. Except as indicated on <u>Schedule 6.5</u>, each of the registered Chex Marks, Intellectual Property and Proprietary Rights se forth in <u>Schedule 4.1(a)(v)</u> were duly registered, and those registrations remain in full force and effect. Except as set forth on <u>Schedule 6.5</u>, to the Knowledge of the Chex Entities, there are no material infringing or diluting uses of any of the Chex Marks, Intellectual Property or Proprietary Rights included in the Assets. Except as set forth on <u>Schedule 6.5</u>, no Chex Entity has granted any license (other than such licenses and permissions for one-time or limited use granted in the ordinary course of business) to any Person to use any of the Intellectual Property or Proprietary Rights listed in <u>Schedule 4.1(a)(v)</u>. That Intellectual Property and those Proprietary Rights are not subject to any transfer, assignment, site, equipment, or other operational limitation. All assigned Intellectual Property and Proprietary Rights include, to the extent applicable, the source code, system documentation, statements of principles of operation and schematics, as well as any pertinent commentary, explanation, program (including compilers), techniques, tools, and higher level or "proprietary" language used for development, maintenance, implementation and/or use, so that a trained computer programmer could develop, maintain, support, compile and use all releases or separate versions. There are no agreements or arrangements in effect with respect to the marketing, distribution, licensing or promotion of the assigned Intellectual Property and Proprietary Rights by any Person other than as disclosed in <u>Schedule 6.6(a)(i)</u>. All employees, agents, consultants or contractors who contributed to or participated in the creation or development of any assigned Intellectual Property and Proprietary Rights: (i) are a party to a "work-for-hire" agreement under which a Chex Entity or its predecessor in interest is deemed to be the original owner/author of all property rights therein; or (ii) have executed an assignment or an agreement to assign to a Chex Entity or its predecessor in interest all right, title and interest in such material. All of the foregoing representations and warranties in this <u>Subsection 6.5</u> are subject to the qualification contained in the last sentence of <u>Subsection 6.26</u> below.

6.6 <u>Material Business Contracts and Assumed Contracts</u>.

(a) <u>Listing</u>. Schedule 6.6(a) contains a complete and accurate list of the following Contracts that relate to the Business (each, a "Material Business Contract" and, collectively, the "Material Business Contracts"): (i) Contracts with respect to which there is any Liability that equals or exceeds ten thousand dollars (US$10,000.00), contingent or otherwise, or which may extend for a term of greater than one (1) year after the Closing Date; (ii) Contracts with any Person that purport to restrict the use of the Assets or the Business' information or restrict the use of the Software in any location, including any covenant not to compete or any Contracts imposing exclusive dealing obligations; (iii) employment, collective bargaining, severance, stay bonuses, retention, consulting, employee benefit and similar plans and agreements; (iv) agreements under which a Chex Entity is obligated to indemnify or hold harmless, or entitled to indemnification from, any other Person, or agreements under which a Chex

Entity is obligated to pay liquidated damages; (v) Contracts between a Chex Entity and any stockholder, director, officer or employee or other Affiliate; (vi) Contracts under which the amount payable by a Chex Entity is dependent on the revenues or income or similar measure of the Business, or in which a Chex Entity is obligated to pay royalties, commissions or similar payments to any person or entity; (vii) pledges, security agreements, sale/leaseback arrangements and equipment leases; (viii) License and other similar arrangements where a Chex Entity is either licensee or licensor with respect to any Intellectual Property or Proprietary Rights of the Business; (ix) Contracts to which a Chex Entity is a party relating to the borrowing of money, the capital lease or purchase on an installment basis of any Asset, or the guarantee of any of the foregoing, if any of the foregoing has or could create a Lien on the Assets; (x) joint venture, strategic alliance, partnership or other similar agreements; (xi) barter, currency, interest rate swap, hedge or broker Contracts; (xii) any Contracts relating to the lease, license or rental of any data, information or lists, whether a Chex Entity is the provider or consumer of such information; (xiii) all material agreements with suppliers, vendors, manufacturers, contractors and other third parties in connection with the Business; (xiv) any Contract that restricts the ability of persons to compete with the Business or with a Chex Entity, including any Contract granting exclusive rights to a Chex Entity; and (xv) to the extent not already specifically listed, any other Contract or agreement material to the Business. Schedule 6.6(a) includes, with respect to each Material Business Contract, the names of the parties, the date thereof, and the title of the Agreement. The Chex Entities have furnished Game Financial with copies of all Material Business Contracts (or written summaries, in the case of Material Business Contracts that are oral), including all amendments, modifications or supplemental arrangements, and any further information that Game Financial has reasonably requested in connection therewith. Notwithstanding anything else to the contrary in this Agreement or the Schedules, there are no sales agency, distributorship, agency, joint marketing or similar agreements pursuant to which a Person has the right to receive, from and after Closing, royalties, retention payments, commissions or similar payments with respect to the Assets, Assumed Contracts or the sales or income generated therefrom (collectively, "Ongoing Commissions"), except as disclosed on Schedule 6.6(a), paragraph (xvi). The parties and third party beneficiaries to the Assumed Contracts are only Chex and/or FastFunds and the end-user Person purchasing services from Chex or FastFunds. No sales representative, agent, distributor or similar Person is a party to or third party beneficiary of any of the Assumed Contracts (except that First American Financial Solutions is a party to cash access service agreements with Hawks Prairie Casino and Northstar Casino).

(b) Except as set forth in Schedule 6.6(b): (i) each Assumed Contract represents a valid, binding and enforceable obligation of the applicable Chex Entity in accordance with its respective terms and represents a valid, binding and enforceable obligation of each of the parties thereto; (ii) there have been no amendments, modifications or supplemental arrangements to or with respect to any Assumed Contract; (iii) there is no event that has occurred or existing condition (including the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement) that, upon the happening of an event and/or the passage of time, would constitute a material default or breach under any Assumed Contract by the Chex Entity that is a party, or would cause the acceleration of any obligation of that Chex Entity, give rise to any right of termination or cancellation by any party other than such Chex Entity, cause the creation of any Liens on any of the Assets, or give rise to a right of indemnification by any party other than such Chex Entity; (iv) to the Knowledge of the Chex Entities, none of the Material Business Contracts, individually or in the aggregate, constitutes an unlawful restraint of trade under any applicable Law; and (v) no Chex Entity is aware of: (A) any supplier or client of the Business that intends to discontinue or substantially diminish or change its relationship with the Business or the terms of its relationship with the Business, (B) any supplier of the Business that intends to increase prices or charges for goods or services presently supplied, or (C) any supplier to the Business that is likely to become unable to continue its relationship with the Business, or supply the goods or services that it currently supplies to the Business, without significant change in the terms and conditions of its arrangement with the Business. No Chex Entity has reason to believe that any party to an Assumed Contract will not timely fulfill all of its obligations thereunder in all material respects.

6.7 <u>Business Licenses</u>. The Chex Entities own or possesses all right, title and interest in and to all Business Licenses that are necessary as of the Effective Date for the ownership, maintenance and operation of the Business and Assets, and neither the Chex Entities nor their predecessors have been since December 31, 1998, in violation of such Business Licenses. <u>Schedule 6.7</u> contains a list of all Business Licenses necessary for the ownership, maintenance and operation of the Business and Assets, with the following identifying information: the Governmental Authority issuing such Business License, the Business License number, the dates of issuance and their duration, and the type of Business License. All such Business Licenses are in full force and effect, and no Chex Entity is in material violation of the terms of any such Business License. Except as indicated on <u>Schedule 6.</u>7, no loss or expiration of any such Business License is pending or threatened.

6.8 <u>Business Employees</u>.

(a) <u>Schedule 6.8</u> lists all employees of a Chex Entity who, as of the Effective Date, have employment duties primarily related to the Business, including (and designating as such) any employee that is an inactive employee on paid or unpaid leave of absence, short-term disability or long-term disability, and indicating the date and location of employment, current title, compensation, and other benefits accrued as of a recent date. No employee of a Chex Entity is obligated under any Contract, or subject to any Governmental Order, that would interfere with that employee's duties to a Chex Entity or to Game Financial (if such employee is a Transferred Employee) or that would conflict or interfere with the Business.

(b) Each employee set forth in Schedule 6.8 that remains employed by a Chex Entity immediately prior to the Closing (whether actively or inactively), and each additional employee that is hired to work primarily in the Business following the Effective Date, but prior to Closing, who remains employed by a Chex Entity immediately prior to the Closing (whether actively or inactively), is referred to herein individually as a "Business Employee" and, collectively, as the "Business Employees." No Business Employees are or have been covered by a union or collective bargaining agreement with respect to their employment by a Chex Entity or are represented by a labor organization. There are no existing, pending or threatened strikes, work stoppages or lockouts related to the Business Employees. There has been no attempt by any union or other labor organization to organize employees of any Chex Entity at any time in the past five (5) years. There are no union organizational campaigns in progress with respect to the Business Employees or any questions concerning representation with respect to such Business Employees. There are no unfair labor practice charges or complaints pending or threatened against any Chex Entity with any Governmental Authority. The Chex Entities have complied with all applicable Laws regarding wages, hours, health and safety, payment of national insurance, withholding and other taxes, maintenance of worker's compensation insurance, labor and employment relationships, employment discrimination, and other applicable employment and employment related practices.

(c) The transactions contemplated by this Agreement and the Ancillary Agreements do not trigger or violate the Worker Adjustment and Retraining Notification Act or any similar state or local requirement.

6.9 <u>Employee Compensation and Benefits Plans</u>

(a) <u>Schedule 6.9(a)</u> contains a true and complete list of each Benefit Plan. Except as set forth on <u>Schedule 6.9(a)</u>, there are no benefits to which any Business Employee is entitled and there are no benefits or Benefit Plans to which a Chex Entity has any obligation. There are no benefits or Benefit Plans for which Game Financial will have any obligation after the Closing Date. The Chex Entities have delivered to Game Financial a copy of each Benefit Plan, a summary plan description, and other written plan material (or if unwritten, a reasonably detailed description of such Benefit Plan).

(b) Except as set forth in <u>Schedule 6.9(b)</u>, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event: (i) entitle any Business Employee any bonus, severance pay, unemployment compensation or any other payment; (ii) accelerate the time for payment or vesting under any Benefit Plan; (iii) accelerate the time of payment or vesting, or increase the amount of any compensation or benefits due to any Business Employee; (iv) increase or secure (by way of trust or other vehicle) any benefits payable under any Benefit Plan. The Chex Entities shall be solely liable and responsible for the payment of any bonus, severance pay, unemployment compensation or any other payments listed on <u>Schedule 6.9(b)</u>.

(c) With respect to each Benefit Plan: (i) the Benefit Plan has been operated, managed, administered and enforced in accordance with its governing documents and all applicable Laws regulations and rulings; (ii) no breach of fiduciary duty has occurred with respect to which a Chex Entity or any Benefit Plan may be liable or otherwise damaged in any material respect; (iii no material disputes nor any audits or investigations by any Governmental Authority are pending or are threatened, and no such completed audit, if any, has resulted in the imposition of any Tax, interest or penalty; (iv) all contributions, premiums, and other payment obligations have been accrued on the combined Financial Information of the Chex Entities in accordance with GAAP, and, to the extent due, have been made on a timely basis, in all material respects; (v) each Benefit Plan that purports to provide benefits that qualify for tax-favored treatment under applicable Law satisfies the requirements of such Law; (vi) no Action (other than for routine claims for benefits) are pending or threatened against any of the Benefit Plans or any fiduciary, administrator, sponsor (in their capacities as such), or other party-in-interest thereof; (vii) the Chex Entities have expressly reserved in itself the right to amend, modify or terminate such Benefit Plan, or any portion of it, at any time without Liability to the relevant Chex Entity; and (viii) no such Benefit Plan requires a Chex Entity to continue to employ any Business Employee or director.

6.10 <u>Financial Information</u>. The income statements and balance sheets, together with any related notes and schedules, for each of the years ended December 31, 2003 and December 31, 2004, and the statements of income and cash flow, together with any related notes and schedules, for the periods then ended and the auditor's report thereon, for FastFunds as reviewed by Gelfond Hochstadt Pangburn, P.C. (including related Chex financial statements) (collectively, the "Year-End Statements"), and unaudited statements of income for the nine (9) month period ending September 30, 2005 ("Stub Statements") and an unaudited balance sheet for the Business as of September 30, 2005 ("Balance Sheet" and, collectively with all of the foregoing financial information, the "Financial Information") are publicly available as (i) exhibits to that certain current report on Form 8-K filed by FastFunds with the SEC on September 14, 2004, (ii) contained in FastFunds' annual report on Form 10-K filed with the SEC on April 15, 2005, and (iii) contained in FastFunds' quarterly report on Form 10-Q filed with the SEC on November 14, 2005. The Financial Information (as defined herein) and other financial information provided to Game Financial and its Affiliates have been prepared from books and records maintained consistent with past practice and in accordance with GAAP. Each of the Year-End Income Statements and the Stub Statements, and the other Financial Information (as defined herein) and other financial information provided to Game Financial or its Affiliates are complete and accurate in all material respects and fairly represent the financial condition of the Business as of the respective dates thereof. To the Knowledge of the Chex Entities, they have disclosed to Game Financial all material facts relating to the preparation of the Financial Information (as defined herein) and other financial information provided to Game Financial or its Affiliates.

6.11 <u>Real Property</u>. The Assets do not include any real property or any interest in real property, including leases, subleases, easements or licenses.

6.12 <u>Litigation; Governmental Orders</u>. Except as set forth in <u>Schedule 6.12</u>, there are no, and for four (4) years prior to the Effective Date there have been no, pending or threatened Actions (or any basis therefor) by any Person or Governmental Authority against any Chex Entity that relates to, or could affect, the Business, revenues or the Assets, or against any director, officer or shareholder of a Chex Entity that relates to the foregoing, nor, to the Knowledge of the Chex Entities, is there any basis for any of the foregoing. No Chex Entity is subject to or bound by any Governmental Order relating to the Business or the Assets. No director, officer or shareholder of a Chex Entity is subject to or bound by any Governmental Order that relates to the affairs of the Business. To the Knowledge of the Chex Entities, there are no facts or circumstances that may result in the institution of an Action involving or affecting the Assets, the Business or the transactions contemplated by this Agreement or the Ancillary Agreements. Except as disclosed on <u>Schedule 6.12</u>, there is no Action by a Chex Entity pending or threatened against others. The litigation involving Lisa Maulson and the Howards does not relate to any Assumed Contracts.

6.13 <u>Compliance with Law</u>. The Chex Entities are not in default under or in violation of: (i) their Organizational Documents; or (ii) any Governmental Order or Law. The Business has been conducted in material compliance with all Laws and Governmental Orders applicable to it. Except as set forth in <u>Schedule 6.13</u>, the Chex Entities are in compliance with, and have not received any claim or notice that they are not in compliance with, their respective Organizational

Documents and any Law or Governmental Order applicable to them. The Chex Entities have provided all legally required and reasonably appropriate training to their employees and agents regarding compliance with applicable Governmental Orders and Laws.

6.14 Environmental Matters. Except as disclosed in Schedule 6.14: (i) the ownership and use of the Assets and the conduct of the Business are in compliance in all material respects with all Environmental Laws; (ii) the Chex Entities hold and are in compliance with all Licenses required under Environmental Laws applicable to the conduct of the Business as presently conducted; (iii) the Chex Entities have not received notice of, nor does any Chex Entity have any Knowledge of a basis for, any Action by any Person or Governmental Authority alleging violation of or Liability under any Environmental Law; (iv) to their Knowledge, there has been no spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Substance at any real property previously owned, leased or operated by a Chex Entity that violates or is reasonably likely to lead to any Liability arising under an Environmental Law; and (v) the Chex Entities have not used any Hazardous Substances in connection with the Business.

6.15 Insurance. The Chex Entities maintain insurance on the Assets and the Business, covering such risks, in such amounts, with such terms and with such insurers as are reasonable in light of the Business and consistent with industry practice ("Business Insurance Policies"). Schedule 6.15 contains a list and brief description of all Business Insurance Policies or binders of insurance that provide coverage for any of the Assets or other assets used in connection with the Business (in each case specifying the insurer, the amount of coverage, and the type of insurance). All premiums due under the Business Insurance Policies have been paid and all of the Business Insurance Policies are in full force and effect. All liability insurance policies are on an "occurrence" basis. The Business Insurance Policies are in amounts adequate to cover losses on physical assets, and in amounts sufficient to avoid the operation of any coinsurance provision. There is no default with respect to any material provision contained in any such Business Insurance Policy, and no notice of cancellation or non-renewal of, or proposed material increase in the premiums payable for coverage under, any such Business Insurance Policy has been received. There are no outstanding surety or performance bonds with respect to the Business.

6.16 Transactions with Affiliates. Except as disclosed on the periodic reports of FastFunds filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K, or as set forth in Schedule 6.16, no shareholder, officer, director or employee of a Chex Entity or any of their Affiliates, or any immediate family member of any of the foregoing: (a) has borrowed money from, or loaned money to, the Business that remains outstanding; (b) has any ownership interest in or Lien on any of the Assets; (c) provides any services to the Business; (d) is a party to any Contract that relates to the Business or the Assets; (e) competes with the Business; or (f) provides services similar to that provided by the Business anywhere in the world.

6.17 Taxes.

(a) All Tax Returns required to be filed by or on behalf of the Chex Entities have been duly filed on a timely basis. The Chex Entities shall prepare and file Tax Returns for all periods ending on or prior to the Closing Date. All Tax Returns are true, complete, correct and show the proper amount due. The Chex Entities shall permit Game Financial to review and comment on any Tax Returns to be filed after the Effective Date that relate in any way to income derived from the operation of the Business prior to their filing. The Chex Entities shall pay any Taxes owed with respect to such periods. All Taxes owed by a Chex Entity for a taxable period or partial taxable period ending on or before the Closing Date have been timely paid or will be timely paid by the applicable Chex Entity prior to the Closing. Game Financial has been supplied with true and complete copies of each Tax Return of the Chex Entities based on income received (in who or in part) from the Business that were filed for the last three (3) taxable years. The Chex Entities: (i) have never been audited or received notice of initiation thereof by any Governmental Authority for which the statute of limitations for assessment of Taxes remains open; (ii) have never extended any applicable statute of limitations regarding Taxes for which the statute of limitations for assessment of Taxes remains open; (iii) are not liable, contractually or otherwise, for the Taxes of any other Person (other than withholding Taxes arising in the ordinary course of business); (iv) are not a party to any allocation or sharing agreement with respect to Taxes, and (viii) have never participated in the filing of any consolidated, combined or unitary Tax Return.

(b) No property used by a Chex Entity in the operation of the Business is tax-exempt. None of the Assets secures a debt where the interest is tax-free.

(c) The Chex Entities are not a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for income tax purposes.

(d) There are no security interests in any of the Assets that relate to a failure (or alleged failure) to pay any Tax.

6.18 Absence of Changes or Events. Except as set forth in Schedule 6.18, the Chex Entities have operated the Business only in the usual and ordinary course since December 31, 2004, and there has not been: (i) any event, circumstance or condition that has had or that would reasonably be expected to cause a Material Adverse Change before or after the Closing; (ii) any deviation from operating the Business in the ordinary course of business consistent with prior practices; (iii) any damage, destruction or casualty loss, whether covered by insurance or not, that individually or in the aggregate exceeds twenty-five thousand dollars (US$25,000.00); (iv) any acquisition or sale, transfer or other disposition of assets other than in the ordinary course of business consistent with past practice or any Lien placed upon any assets of a Chex Entity; (v) any increase in compensation of any Business Employees; and (vi) except as expressly contemplated by this Agreement, any entry into any agreement, commitment or transaction (including, without limitation, any borrowing or capital financing) that is material to the Business or operations of the Assets, except agreements, commitments or transactions in the ordinary course of business consistent with past practices. Except as disclosed in Schedule 6.18, since December 31, 2004, the Chex Entities have not taken any action that would have been prohibited by Subsection 8.1 if this Agreement had been in effect.

6.19 Sufficiency of Assets. Except as listed on Exhibit 6.19, the Assets include all assets currently used in or necessary for the conduct of the Business and are adequate to conduct the operations of the Business as currently conducted and as proposed to be conducted. The

Assumed Contracts include all Contracts currently used in or necessary for the conduct of the Business. Subject to the qualification in Subsection 6.26, the Chex Entities have good title to or a valid leasehold or license interest in each item of personal property used by it in the Business and included in the Assets (including good and marketable title to all assets reflected on the Balance Sheet, other than those disposed of during the last year in the ordinary course of business consistent with past practice), free and clear of any Lien other than Permitted Liens. All material operating assets included in the Assets are adequate and usable for the purpose for which they are currently used, are in good operating condition, and have been properly maintained. The delivery to Game Financial of the instruments of transfer of ownership contemplated by this Agreement will, upon such delivery, vest good and marketable title to or a valid Leasehold or license interest in the Assets in Game Financial, free and clear of any Liens, other than Permitted Liens. Without limiting the foregoing, and except as disclosed on Schedule 6.19, no Person other than a Chex Entity owns or has an ownership interest of any kind in the Assets (including the Assumed Contracts). In addition, the Assets are free in all material respects from any defects (either patent or latent). The current ownership, use and/or occupancy of the Assets does not violate any instrument, agreement, restriction or law affecting the Assets.

6.20 Brokers. Except as set forth on Schedule 6.20, no finder, broker, agent, financial advisor or other intermediary has acted on behalf of a Chex Entity or a Chex Affiliate in connection with the negotiation or consummation of this Agreement or the transactions contemplated herein and no such Person is entitled to any fee, payment, commission or other consideration in connection therewith.

6.21 Prepaids by Chex. Schedule 6.21 is a complete and accurate list of all prepaids included in the Assets, and such prepaids are valid and enforceable claims, subject to no set-off or counterclaim and fully collectible net of any reserves without resort to litigation. All such prepaids arose out of bona fide transactions in the ordinary course of business.

6.22 Prepaid Service Fees to Chex. Schedule 6.22 is a list, as of the Closing Date, of the outstanding prepaid service fees paid to any Chex Entity relating to the Business, segregated by the appropriate Chex Entity and the month and year for which the related service will be fulfilled. None of these prepaid fees represents more than three (3) months of prepayment.

6.23 Absence of Undisclosed Liabilities. The Chex Entities have no Liabilities relating to the Business other than: (a) the Excluded Liabilities; (b) the Liabilities set forth on the Balance Sheet; (c) obligations of future performance under the Material Business Contracts and Business Licenses; and (d) Liabilities that have arisen since October 1, 2005 in the ordinary course of business or otherwise in accordance with this Agreement, including Subsection 8.1.

6.24 Books and Records. The books, records and accounts of the Business: (a) have been maintained in accordance with good business practices on a basis consistent with prior years; (b) are stated in reasonable detail and accurately and fairly reflect the transactions related to the Business; and (c) accurately and fairly reflect the basis for the Financial Information. The Chex Entities have devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary

(A) to permit preparation of Financial Information in conformity with GAAP and (B) to maintain accountability for Assets.

6.25 <u>Projections</u>. All projections provided to Game Financial or its Affiliates were prepared in good faith and were based on assumptions believed to be reasonable. There are no facts or circumstances currently known that would make such projections impossible to achieve in all material respects.

6.26 <u>Software</u>. The Chex Entities have good and marketable title to the Software, as well as all portions thereof and all data and information comprising such Software. As of the Closing, the Chex Entities will assign to Game Financial sole and exclusive ownership of the Software and all associated Proprietary Rights, free of any Liens. The Software does not infringe upon the Proprietary Rights or other rights or interests of any Person, and there are no present or threatened infringement Actions relating to the Software by any Person. No Person is entitled to royalties or any other payments with respect to the Software. Except as set forth in <u>Schedule 6.6(a)</u>, no Chex Entity has granted a license with respect to the Software. Notwithstanding the foregoing or any other provision of this Agreement (but subject to Section 10 (Indemnification)), the Chex Entities make no representations and warranties of intellectual property non-infringement with respect to the 3 in 1 Software and United States Letter Patent No. 6,081,792. The 3 in 1 Software is loaded, and immediately prior to Closing will be loaded, only on the ATM's described on <u>Schedule 6.26</u>. For avoidance of doubt, it is the intention of the parties that the Chex Entities are solely responsible for, and that Game Financial bears and assumes no responsibility for, any claims or Liabilities related to or arising out of the use, license, ownership or operation of the 3 in 1 Software prior to Closing.

6.27 <u>Disclosure</u>. No Ancillary Agreement, Schedule (including the Financial Information as defined in Section 6.10 above and all other financial information provided to Game Financial and its Affiliates) or any certificate delivered by or on behalf of any Chex Entity in connection with this Agreement or the Closing of the transactions contemplated herein contains any untrue statement of a material fact or omits any material fact necessary in order to make the statements contained herein and therein not misleading. To the Knowledge of the Chex Entities, there is no fact that materially and adversely affects the Business, Assets, properties, operations, prospects, condition (financial or otherwise), results of operations or Liabilities of the Business that has not been set forth or disclosed in this Agreement or in such relevant certificates. The Chex Entities have delivered or made available true and complete copies of each material document (to the extent such documents exist) requested by Game Financial in writing prior to the date of this Agreement.

6.28 <u>No Agreement in Anticipation of Sale</u>. Except as set forth on <u>Schedule 6.28</u>, the Chex Entities have not, directly or indirectly, taken any material action or entered into any agreements in anticipation of this Agreement.

6.29 <u>Absence of Certain Business Practices</u>. To the extent prohibited by applicable Law, neither the Chex Entities nor any of their respective officers, directors, employees, agents or Affiliates, nor any other Person acting on their behalf has, directly or indirectly, within the past five (5) years given or agreed to give any gift or similar benefit to any Governmental Authority or other Person that is or may be in a position to help or hinder the Business (or to assist any of them in connection with any actual or proposed transaction) that might subject Game Financial or any of its Affiliates, or any of their respective directors, officers, employees or agents, to any damage or penalty in any civil, criminal or governmental action.

6.30 VISA, MasterCard and Payment Network Compliance. The current processing and other systems related to the Business comply with all applicable VISA, MasterCard and other financial payment network rules and regulations.

6.31 Government Reports. Prior to the Effective Date the Chex Entities delivered or made available to Game Financial, true, correct and complete copies of, all Tax Returns listed on Schedule 6.31, and all material reports relating to any Benefit Plan, finance and monetary transactions, employees and employment conditions, compliance with or violation of Law, and other matters material to the Business, to the extent that they relate to the Business, filed with any Governmental Authority or issued by any Governmental Authority to or in respect of, the Business during the past five (5) years.

6.32 Voting Agreements and Guaranty Agreement. The Voting Agreements and Guaranty Agreement have been properly approved, executed and delivered, in accordance with applicable Law, Contracts, and Organization Documents and are enforceable in accordance with their terms.

7. **Representations and Warranties of Game Financial**. Game Financial represents and warrants to the Chex Entities that each of the following is true and correct, and will be true and correct as of the Closing Date:

7.1 Organization. Game Financial is a corporation duly organized, validly existing and in good standing under the Laws of the State of Minnesota, USA.

7.2 Authority. Game Financial has all requisite corporate power and authority to: (i) enter into and deliver this Agreement and the Ancillary Agreements to which it is a party; (ii) perform its obligations under this Agreement and the Ancillary Agreements; and (iii) consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party. The execution and delivery by Game Financial of this Agreement and the Ancillary Agreements to which it is a party, the performance by Game Financial of its obligations under this Agreement and the Ancillary Agreements, and the consummation by Game Financial of the transactions contemplated by this Agreement and the Ancillary Agreements have been duly authorized by all necessary corporate action. This Agreement has been, and the Ancillary Agreements to which Game Financial is a party shall be as of Closing , duly executed and delivered by Game Financial. This Agreement constitutes, and each of the Ancillary Agreements to which Game Financial is a party when so executed and delivered will constitute, a legal, valid and binding obligation of Game Financial, enforceable against Game Financial in accordance with its terms.

7.3 Brokers. No finder, broker, agent, financial advisor or other intermediary has acted on behalf of Game Financial or its Affiliates in connection with the negotiation or consummation of this Agreement or the transactions contemplated by this Agreement and no such Person is entitled to any fee, payment, commission or other similar consideration in connection therewith as a result of any arrangement made by Game Financial.

8. **Covenants and Agreements**.

8.1 Conduct of Business.

(a) Required Conduct. At all times prior to the Closing, the Chex Entities shall operate the Business in the ordinary course and consistent with past practices. Without limiting the foregoing, the Chex Entities shall: (i) maintain their corporate existence; (ii) preserve the organization of the Business intact; (iii) use their ordinary efforts to preserve intact the goodwill of the Business; (iv) retain all related Business Licenses; (v) preserve the existing contracts and goodwill of the customers, suppliers, personnel and others having business relations with the Business; (vi) protect and maintain the Intellectual Property and Proprietary Rights of the Business; (vii) maintain the books, accounts and records of the Business in the usual, regular and ordinary manner; (viii) pay and discharge when due (including extensions) all Taxes, assessments and governmental charges imposed upon any of the Assets or the Business, or upon the income or profit therefrom (other than those contested in good faith by appropriate proceedings); (ix) comply with all Material Business Contracts and any other obligations under Contracts included as an Assumed Liability; (x) comply with applicable Law including all Laws that apply to Transferred Employees; (xi) cause the Transferred Employees to fully vest in their respective Benefit Plans or accounts with the Chex Entities on the Closing Date; and (xii) pay all trade payables (other than those contested in good faith by appropriate proceedings) consistent with past practice.

(b) Prohibited Conduct. Without limiting the generality of the foregoing, prior to the Closing the Chex Entities shall not: (i) except for trade payable and other debts incurred in the ordinary course of business, create, incur or assume any indebtedness for borrowed money, make any loans or advances, assume, guarantee or endorse or otherwise become responsible for the obligation of any other Person that could or would constitute an Assumed Liability, or subject any of the Assets to any Lien other than Permitted Liens; (ii) increase the compensation, benefits or severance arrangement of the Business Employees, or pay or agree to pay any bonus or similar payment, except for such increases in compensation or payments made in the ordinary course of business consistent with past practice; (iii) except as permitted by Subsection 11.3, sell, transfer, or otherwise dispose of, or agree to sell, transfer or otherwise dispose of, any Assets, other than sales, transfers or disposals of, or entry into agreements to sell, transfer or otherwise dispose of, inventory in the ordinary course of business consistent with past practice; (iv) enter into any material agreement that would constitute an Assumed Liability, that may place a material limitation on the method of conducting or scope of the Business or require a Chex Entity to indemnify any other Person, other than agreements made in the ordinary course of business consistent with past practice and that are either contemplated in the budget provided to Game Financial or do not (when combined with all other agreements) create an aggregate obligation in excess of twenty-five thousand dollars (US$25,000.00); (v) amend or terminate any Material Business Contract; (vi) accept prepaid subscriptions or other advance payments for Business' services, or otherwise modify accounting and business policies with respect thereto, other than in the ordinary course of business consistent with past practice; (vii) make any capital expenditures with respect to the Assets; (viii) do (or fail to do) any other act that would cause any representation or warranty in this Agreement to be or become untrue in any material respect or intentionally omit to take any action necessary to prevent any representation or warranty from being untrue in any material respect at such time; (ix) take any other action that would materially and adversely affect or detract from the value of the Assets or the Business or would reasonably be expected to delay the Closing; (x) disclose to any Person, other than Game Financial, any proprietary or confidential information related to the Business in connection with a possible acquisition (directly or indirectly, through merger, stock purchase or otherwise) of all or substantially all the Assets or Business; (xi) acquire any equity securities or other interest in any Person or acquire all, or substantially all, of the assets of a Person; (xii) notify any Person that his/her/its actions constitute an infringement of the Intellectual Property or Proprietary Rights; (xiii) sell, pledge, assign, or otherwise dispose of, or impair, or grant any rights with respect to the Intellectual Property or Proprietary Rights used by the Business; (xiv) pay or declare any dividend or distribution on its capital stock; or (xv) agree to do any of the foregoing.

8.2 <u>Access and Inspection</u>. At all times prior to Closing, the Chex Entities shall permit Game Financial and its authorized agents and representatives to have reasonable access, upon reasonable notice and during normal business hours, to the Assets and all books, records and documents of or relating to the Business and the Assets, and shall furnish to Game Financial such information and data, financial records and other documents in their possession relating to the Business and the Assets as reasonably requested. The Chex Entities shall permit Game Financial and its agents and representatives reasonable access to their accountants for reasonable consultation or verification of any information obtained by Game Financial during the course of any investigation conducted pursuant to this subsection. No investigation or findings of Game Financial shall diminish or affect the representations and warranties of the Chex Entities hereunder or relieve them of any obligation hereunder.

8.3 <u>Confidentiality</u>. The Confidentiality Agreement is incorporated into this Agreement by reference, and Game Financial and the Chex Entities shall be deemed to be parties to and obligated by that Confidentiality Agreement. The Confidentiality Agreement shall continue in full force and effect from the Effective Date through the Closing in accordance with its terms. From and after the Closing Date, the Chex Entities shall, and shall cause their Affiliates and their respective officers, directors, employees and advisors (collectively, the "Recipients") to keep confidential any information relating to the Business, except for any such information that: (i) is available to the public on the Closing Date; (ii) thereafter becomes available to the public other than as a result of a disclosure by a Chex Entity or a Recipient; or (iii) is or becomes available to a Chex Entity or a Recipient on a non-confidential basis from a source that to the Chex Entities and Recipient's knowledge is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation to any other Person. Nothing contained in this subsection shall prohibit a Chex Entity from disclosing any information to the extent necessary in connection with any Action by or against such Chex Entity or any of its Affiliates. Should a Chex Entity or Recipient be required to disclose any such information in response to a Governmental Order or as otherwise required by Law or administrative process, it shall inform Game Financial in writing of such request or obligation as soon as possible after such Chex Entity or Recipient is informed of it and, if possible, before any information is disclosed, so that a protective order or other appropriate remedy may be obtained by Game Financial. If a Chex Entity or such Recipient is obligated to make such disclosure, it shall only make such disclosure to the extent to which it is so obligated. Notwithstanding the foregoing, Game Financial shall be permitted to share Confidential Information with Fidelity and its Affiliates for the purpose of their approving this Agreement and the transactions contemplated hereby, provided that Fidelity agrees to keep such information confidential and to use it only in connection with evaluating this Agreement and the transactions contemplated hereby.

8.4 <u>Further Actions</u>. Subject to the terms and conditions set forth in this Agreement, the Chex Entities and Game Financial shall each act in good faith and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, and to assist and cooperate with each other in doing all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement. For the sake of clarity, it is understood that the use of commercially reasonable efforts by Game Financial shall not include paying any fee (other than fees to Game Financial's legal and accounting advisors) to obtain a third party's consent to the transactions contemplated by this Agreement. From time to time and at any time, at Game Financial's reasonable request, whether on or after the Closing Date, and without further consideration, the Chex Entities shall, at their expense, execute and deliver such further documents and instruments of conveyance, assignment and transfer and shall take such further reasonable actions as may be necessary or reasonably desirable, in the reasonable opinion of Game Financial, to transfer and convey to Game Financial all right, title and interest in and to the Assets, free and clear of any and all Liens (other than Permitted Liens), or as may otherwise be necessary or reasonably desirable to carry out the intent of this Agreement.

8.5 <u>Publicity</u>. The Chex Entities and Game Financial shall cooperate with each other in the development and distribution of all news releases, other public disclosures and customer communications relating to the transactions contemplated by this Agreement. Neither the Chex Entities nor Game Financial shall issue or make, or allow to be issued or made, any press release or public announcement or customer communications concerning the transactions contemplated by this Agreement (including the Form 8-K referenced below) without the written consent of the other party, except as otherwise required by applicable Law after giving the other party a reasonable opportunity to comment on such release or announcement in advance, consistent with such applicable legal requirements. In that regard, the parties acknowledge that FastFunds and Certegy, Inc. (Game Financial's ultimate parent company) are companies subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, and FastFunds will, and Certegy may, be required to file a current report on Form 8-K with the Securities and Exchange Commission within four business days of the execution and delivery of this Agreement. Such report will disclose the parties to, and provide a general description of the basic material terms of, this Agreement.

8.6 <u>Transaction Costs</u>. Each party shall pay their own transaction costs and expenses (including any legal, accounting and other professional fees and expenses) incurred in connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, whether or not those transactions are consummated. Notwithstanding the foregoing, the Chex Entities shall pay any and all Taxes (including penalties and interest) and the fees and costs of recording or filing all applicable conveyance instruments, if any, associated with the transfer of Assets to Game Financial when due. The parties shall reasonably cooperate with one another in obtaining any certificate or other document from a Governmental Authority or other Person that is necessary to mitigate, reduce or eliminate any Tax that could be imposed as a consequence of the transactions contemplated by this Agreement.

8.7 <u>Employees and Employee Benefit Matters</u>. Game Financial, in its sole discretion, shall be permitted, but not required, to offer employment to any Business Employees for employment after Closing (each Business Employee that accepts that offer being referred to as a "Transferred Employee"). Except for the terms and conditions under which Game Financial may offer such employment, Game Financial shall have no liability or obligation to any employee of a Chex Entity or their Affiliates; Game Financial's current practice (which is subject to change in its sole discretion) is to provide medical insurance and 401k eligibility on the first day of the first month following an employee's hire. The Chex Entities shall be solely liable and responsible for the payment of any bonus, severance pay, unemployment compensation or any other payments listed on <u>Schedule 6.9(b)</u>, including any severance payments owed as a consequence of their employment or termination of their employment prior to the Closing Date. This Agreement does not restrict the right of Game Financial to review and change its employment policies, terms and benefits at any time or from time to time, or to terminate any employee, including any Transferred Employee. The Chex Entities shall be solely responsible for, and Game Financial shall have no liability with respect to, terminating or maintaining any Chex Entity Benefit Plans.

8.8 <u>Retention of and Access to Records</u>. For a period of six (6) years following the Closing Date, the Chex Entities shall preserve all books and records that may relate to the Business but are not transferred to Game Financial pursuant to this Agreement. Upon the expiration of such six (6) year period and for a ninety (90) day period thereafter, the Chex Entities shall provide Game Financial a reasonable opportunity to obtain copies, at Game Financial's expense, of any of such books and records. In addition to the foregoing, from and after the Closing, the Chex Entities shall afford Game Financial and its counsel, accountants and other authorized agents and representatives, during normal business hours, reasonable access to the employees, books, records and other data relating to the Assets, the Assumed Liabilities, the Transferred Employees and the Excluded Liabilities in their possession with respect to periods prior to the Closing, and the right to make copies and extracts therefrom, to the extent that such access may be permitted under applicable Law and reasonably required by the requesting party: (a) to facilitate the investigation, litigation and final disposition of any claims that may have been or may be made against any such party or Person, or its Affiliates, and (b) for the preparation of Tax Returns and in response to audits.

8.9 <u>Insurance</u>. Effective 11:59 p.m. (Eastern Time) on the Closing Date, the Business shall cease to be insured by the Chex Entities or their Affiliates' insurance policies; provided, however, that with respect to insurance coverage written on an "occurrence basis", to the extent that the Business was insured under such policies, Game Financial shall, with respect to the Business, have rights under such policies to the extent the events giving rise as a claim under such policies occurred prior to 12:00 midnight (Eastern Time) on the Closing Date. The Chex Entities agree to cooperate with Game Financial in making claims under their insurance policies in connection with insurable events that occurred prior to 12:00 midnight (Eastern Time) on the Closing Date, and shall remit any associated recoveries promptly to Game Financial.

8.10 <u>Exclusivity</u>. Between the Effective Date and the earlier of Closing or termination of this Agreement, the Chex Entities and their respective Affiliates will not (and shall cause their respective agents, employees and Affiliates not to), directly or indirectly: (i) sell or agree to sell, or solicit any proposal from, or initiate or engage in discussions or negotiations with, any Person or group of Persons other than Game Financial and its Affiliates and representatives, concerning any proposal to acquire, directly or indirectly, and through an asset or stock acquisition, merger or other structure, the Business, the Assets, or any portion thereof; (ii) provide confidential information concerning the Business or the Assets to any such person or group for use in the evaluation of a potential acquisition of all or a material portion of the Assets or Business; or (iii) otherwise cooperate in any way with, assist, participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing; provided, however, that the board of directors of FastFunds may, to the extent it determines in good faith (after consultation with outside legal counsel) that the failure to take any of the foregoing prohibited actions could create a reasonable possibility of a breach of its fiduciary duties to the stockholders of FastFunds under applicable Law, take any of the following actions to the extent such board of directors determines reasonably necessary to satisfy such fiduciary duties: (A) furnish information with respect to the Chex Entities to any Person pursuant to a customary confidentiality agreement; or (B) participate in negotiations regarding an Acquisition Proposal. The Chex Entities will promptly provide Game Financial written notice of their receipt of any Acquisition Proposal setting forth the material terms and conditions of such proposal, shall provide copies of all information provided to a Person pursuant to this subsection, and shall keep Game Financial fully informed of all negotiations regarding an Acquisition Proposal entered into in accordance with this subsection.

8.11 <u>Covenant Not to Compete</u>. For a period of five (5) years after the Closing Date each Chex Entity covenants and agrees that it will not, and it will cause each of its Affiliates not to, directly or indirectly (including by licensing or other partial right transfers), anywhere in the world: (i) own any interest in, manage, control, participate in, consult with or render services for any business activity relating to the Business (the "Restricted Business"); (ii) in any capacity whatsoever (including as a stockholder, proprietor, partner, joint venturer, member, consultant, agent, lender, or otherwise), directly or indirectly, solicit, sell, service, divert, or accept any Restricted Business from, or to, (A) any of the customers of either Game Financial or any of its Affiliates as of the date hereof or (B) any persons who were customers of either the Chex Entities, Game Financial or any of their Affiliates at any time during the five (5) year period ending on the date of this Agreement (other than on behalf of, and at the direction of, Game Financial or its Affiliates); (iii) through another entity induce or attempt to induce any customer, supplier, licensee, licensor, or other business relation of Game Financial or any of its Affiliates to cease doing business with Game Financial or any of its Affiliates, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and Game Financial or any of its Affiliates (including making any negative statements or communications about Game Financial or any of its Affiliates); (iv) through another entity solicit, induce or conspire with or attempt to solicit, induce, or conspire with any employee or officer of Game Financial or any of its Affiliates to leave the employ of Game Financial or any of its Affiliates, or to compete against Game Financial or any of its Affiliates, or in any way interfere with the relationship between Game Financial or any of its Affiliates and any employee or officer thereof; or (v) divert or attempt to divert any or all of such customers' or suppliers' business with them from them in violation of this Agreement or applicable Law (including the violation of any trade secrets law). The parties agree that the restrictive covenants contained in this subsection are reasonable under the circumstances and further agree that these covenants should be interpreted so as to be effective and valid under applicable Law. If any one or more of the provisions contained in this subsection shall be held excessively broad as to duration, geographical scope, activity or subject, such provision shall be construed by limiting or reducing it so as to be enforceable to the maximum extent compatible with applicable Law. For purposes of this subsection, the terms "Chex," "Chex Entities," and "Game Financial" shall include their respective successors and assigns.

8.12 <u>Equitable Remedies</u>. The Chex Entities and Game Financial each acknowledge that any breach or threatened breach of either of the provisions of <u>Subsections 8.10 or 8.11</u> will cause irreparable injury for which an adequate monetary remedy does not exist. Accordingly, in the event of any such breach or threatened breach, Game Financial and the Chex Entities, as applicable, shall be entitled, in addition to the exercise of other remedies, to seek and (subject to court approval) obtain injunctive relief, without: (i) the necessity of posting a bond restraining the applicable party from committing such breach or threatened breach; or (ii) providing any form of security for costs or damages.

8.13 <u>Intellectual Property</u>. If, after Closing, a Chex Entity or any of their Affiliates, or any Person owned or controlled by them, owns or shall at any time acquire any rights in any trademarks, trade names or other Intellectual Property or Proprietary Rights relating to the Business and any goodwill relating to or symbolized thereby, such party shall promptly cause such trademarks, trade names or other Intellectual Property and Proprietary Rights, as applicable, including any goodwill associated therewith and the right to sue for past infringement, to be immediately transferred to Game Financial (subject to Game Financial's right to refuse any such transfer). Such party agrees to execute and deliver such further grants and assignments, without any additional consideration, as Game Financial may request for the purpose of further evidencing, enforcing, registering or defending Game Financial's right, title and interest in and to such trademarks, trade names and other Intellectual Property or Proprietary Rights. Such party hereby constitutes and appoints Game Financial as such party's agent to execute and deliver any such assignments, grants and other documents that such party fails to execute and deliver, this power and agency being coupled with an interest and being irrevocable.

8.14 <u>Endorsement of Checks</u>. Following the Closing, the Chex Entities authorize Game Financial to endorse for deposit in its name, and collect for Game Financial's account, any any refunds of deposits, prepaid expenses and similar amounts collected in connection with the operation of the Business. In the event any payments due Game Financial are received by a Chex Entity, such Chex Entity will promptly turn same over to Game Financial.

8.15 <u>Approval of Stockholders</u>.

(a) Stockholders' Approval. Concurrent with the execution of this Agreement, FastFunds and Chex will have obtained a consent in writing in lieu of a meeting from holders of the majority of the outstanding capital stock of FastFunds and the owners of all the outstanding capital stock of Chex, respectively, in accordance with applicable Law and Organizational Documents, for the approval of: (i) this Agreement and the Ancillary Agreements; and (ii) the transactions contemplated hereby and thereby (the "Stockholders Approval"). Concurrent with the execution of this Agreement, Equitex and FastFunds will have also entered into voting agreements in a form reasonably satisfactory to Game Financial.

(b) Information Statement. As soon as practicable following the execution of this Agreement (but in no event later than 2 Business Days following such execution), FastFunds shall prepare and file a preliminary information statement conforming to the requirements of Schedule 14C promulgated by the Securities and Exchange Commission relating to its Stockholder Approval (such information statement as amended or supplemented from time to time being referred to as the "Information Statement"). FastFunds shall use its reasonable best efforts to cause the definitive Information Statement to be mailed to its stockholders at the earliest practicable date. FastFunds shall give Game Financial and its counsel a meaningful opportunity to review and comment on its Information Statement, including all amendments and supplements thereto, in each case in advance of filing with the Securities and Exchange Commission or any other regulatory body.

8.16 Cooperation.

(a) The Chex Entities and Game Financial shall cooperate with each other and use all reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Authority in order to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. Subject to applicable Laws relating to the exchange of information, Game Financial and the Chex Entities shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Game Financial or the Chex Entities, as the case may be, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the transactions contemplated by this Agreement or the Ancillary Agreements. In exercising the foregoing right, each of Game Financial and the Chex Entities shall act reasonably and as promptly as practicable. Notwithstanding the foregoing, Game Financial shall not be required to consult, disclose or share with the Chex Entities information or materials provided to Fidelity and its Affiliates. Without limiting the generality of the foregoing, (i) the Chex Entities shall cooperate with Game Financial in obtaining the necessary interim and permanent Licenses for Game Financial to operate the Business post-Closing, and (ii) Game Financial shall be permitted to designate as additional Assets and Assumed Contracts such additional Chex Entity contracts relating to the Business as it may choose prior to Closing, without an increase in purchase price, and the Chex Entities will cooperate in obtaining any required consents to assignment. Chex shall also use commercially reasonable efforts to obtain written, signed, contracts for locations it currently provides Business services to on oral agreement, and upon Game Financial's written approval, these shall also become additional Assumed Contracts.

(b) The Chex Entities and Game Financial each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Information Statement, or any other statement, filing, notice or application made by or on behalf of Game Financial, a Chex Entity or any of their respective Subsidiaries to any third party and/or any Governmental Authority in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.

(c) FastFunds shall have sixty (60) calendar days from the Closing in which to change its name, and Game Financial hereby grants a limited irrevocable license to FastFunds to use such name for such period (which license shall terminate automatically upon a change in FastFunds' name).

8.17 Further Assurances. From time to time and at any time, at Game Financial's reasonable request, whether before, on or after the Closing Date, and without further consideration, the Chex Entities shall, at their expense, execute and deliver such further documents and instruments of conveyance, assignment and transfer and shall take such further reasonable actions as may be necessary or reasonably desirable, in the reasonable opinion of Game Financial, to transfer and convey to Game Financial all right, title and interest in and to the Assets, free and clear of any and all Liens, or as may otherwise be necessary or reasonably desirable to carry out the intent of this Agreement.

8.18 Supplemental Disclosures.

(a) After the Effective Date and prior to Closing, the Chex Entities shall deliver to Game Financial supplemental disclosure schedules (each a "Supplemental Disclosure Schedule") setting forth all changes in facts and circumstances described in the Schedules originally delivered upon the execution and delivery of this Agreement (the "Original Disclosure Schedules"), and in previously delivered Supplemental Disclosure Schedules, if any, arising out of matters discovered or occurring after the Effective Date but prior to the Closing Date. Such Supplemental Disclosure Schedules shall be delivered to Game Financial promptly after the discovery of any such change from the Original Disclosure Schedules. Each Supplemental Disclosure Schedule shall be accompanied by all available information related to the newly disclosed matter necessary for Game Financial to adequately evaluate such change and shall identify all representations and warranties in this Agreement that are affected by the changes. The delivery of a Supplemental Disclosure Schedule with respect to any fact or matter existing but not yet known by a Chex Entity as of the date of this Agreement shall not cure or otherwise be deemed a waiver of any inaccuracy or misrepresentation in any representation or warranty to the extent such representation or warranty is not qualified by knowledge. If a representation or warranty is qualified by Knowledge, the applicable Supplemental Disclosure Schedule shall be accompanied by a certificate from the Secretary of such Chex Entity certifying that it had no Knowledge of such fact or matter as of the Effective Date.

(b) If any Supplemental Disclosure Schedule relates to a period prior to the Effective Date, Game Financial shall have the right, but not the obligation, to terminate this Agreement pursuant to Subsection 11.1. The failure of Game Financial to so terminate this Agreement shall not constitute a waiver of any claim for indemnified Losses that Game Financial may have a a result of the operation of the provisions of Section 10.

(c) If any Supplemental Disclosure Schedule is not material and relates to a period or occurrence after the Effective Date, Game Financial shall not have the right to terminate this Agreement pursuant to Subsection 11.1, but shall be entitled to indemnification with respect to any matter revealed in such Supplemental Disclosure Schedule to the extent of any Losses suffered or incurred in connection therewith in accordance with Section 10.

(d) If any information revealed in a Supplemental Disclosure Schedule is material and relates to a period or occurrence after the Effective Date, Game Financial shall have the right, but not the obligation, to terminate this Agreement pursuant to Subsection 11.1. The failure of Game Financial to so terminate this Agreement shall not constitute a waiver of any claim for Losses that Game Financial may have as a result of the operation of the provisions of Section 10.

9. **Conditions to Closing.**

9.1 Game Financial's Conditions to Closing. The obligation of Game Financial to consummate the transactions contemplated by this Agreement are subject to the satisfaction or fulfillment of the following conditions at or prior to Closing, any of which may be waived in whole or in part by Game Financial in writing:

(a) all representations and warranties of the Chex Entities contained in this Agreement shall be true and correct in all material respects as of the date when made and will be deemed to be made again at and as of the Closing Date and will be true and correct in all respects at and as of the Closing Date;

(b) the Chex Entities performing and complying in all material respects with all the covenants and agreements and conditions required by this Agreement to be performed or complied with at or prior to the Closing;

(c) no Material Adverse Change having occurred, and no event having occurred that could reasonably be expected to have a Material Adverse Change;

(d) there being no Law or Governmental Order making illegal or otherwise prohibiting or restraining the operation of the Business or the consummation of the transactions contemplated by this Agreement;

(e) the Chex Entities executing and delivering to Game Financial all Bills of Sale, Assignment Agreements, leases, assignments and other instruments of transfer, including assignment of Intellectual Property and Proprietary Rights, as Game Financial may reasonably require to transfer good and marketable title to the Assets, free and clear of all Liens other than Permitted Liens (collectively, "Bills of Sale and Assignment Agreements");

(f) Each Chex Entity delivering to Game Financial an officer's certificate, duly executed by an authorized officer of such Chex Entity, certifying that the conditions set forth in Subsections 9.1(a) and (b) are fully satisfied;

(g) Each Chex Entity delivering to Game Financial a secretary's or assistant secretary's certificate, reasonably satisfactory to Game Financial, duly executed by such authorized officer, certifying that: (i) approval for the execution and delivery of the Agreement, the Ancillary Agreements and the transactions contemplated thereby has been obtained; (ii) the good-standin status of such Chex Entity; and (iii) the incumbency and true signatures of the individuals of such Chex Entity authorized to act on behalf of such Chex Entity;

(h) Game Financial having received an opinion from legal counsel for the Chex Entities containing opinion points in substantially the form attached hereto as Schedule 9.1(h);

(i) all Required Consents and the consents to assignment noted on Schedule 3 shall have been obtained in form and substance reasonably satisfactory to Game Financial and its counsel and shall remain in full force and effect as of the Closing Date;

(j) Game Financial having received from the following Persons releases satisfactory to it (in its Game reasonable discretion) terminating their agreements with the Chex Entities and waiving all rights to Ongoing Commissions: James P. Welbourn and George E. Connors;

(k) Henry Fong, Michael Cassaza, James P. Welbourn, and Barry Hollander executing Confidentiality, Invention Assignment, Non-Competition and Non-Solicitation Agreements with Game Financial in a form reasonably satisfactory to Game Financial (including a covenant not to compete on terms substantially the same as contained in Subsection 8.11);

(l) Game Financial receiving releases or satisfactions of all Liens on the Assets (at the sole expense of the Chex Entities), other than Permitted Liens, in a form reasonably satisfactory to Game Financial, including UCC search results demonstrating that there are no Liens on the Assets (other than Permitted Liens);

(m) Game Financial having received evidence of the requisite Chex Entity stockholder and board of directors approval of: (i) this Agreement and the Ancillary Agreements; and (ii) the transactions contemplated by this Agreement and the Ancillary Agreements;

(n) all actions, proceedings, certificates, instruments and documents required to carry out the transactions contemplated by this Agreement, and all other legal matters required for such transactions, shall have been reasonably satisfactory to Game Financial prior to Closing;

(o) no Action shall have been commenced by any Governmental Authority or Person with respect to or seeking to enjoin or prohibit the transactions contemplated by this Agreement

(p) [Reserved];

(q) Game Financial receiving the Licenses listed on Schedule 9.1(q) on terms and conditions reasonably satisfactory to it;

(r) the ATMs listed on Schedule 6.26 having been properly loaded with Game Financial's software applications in accordance with Game Financial's instructions;

(s) the contract for the Potawatomi properties having been renewed on terms and conditions satisfactory to Game Financial (in its reasonable discretion), at FastFunds' cost, and consent to assignment of that contract to Game Financial having been obtained;

(t) Chex entering into a transitional services agreement in the form attached hereto as Schedule 9.1(t);

(u) there having been no developments in the litigation described on Schedule 6.12 that, in the reasonable opinion of Game Financial, are adverse; provided, however, that this Subsection 9.1(u) is not a condition to closing the entire transaction, but is instead a condition of Game Financial's obligation to assume the Assumed Contracts impacted by such litigation;

(v) The receipt by Game Financial, in substance and form satisfactory to it (in its reasonable discretion), of consents and Lien releases from Equitex, Whitebox Hedged High Yield Partners, L.P., and Pandora Select Partners, L.P. in connection with the March 8, 2004 financing; and

(w) The receipt by Game Financial, in substance and form satisfactory to it (in its reasonable discretion) of a waiver by the Little River Band of Ottawa Indians of its right to terminate i George Connors is no longer working for Chex or its successor under the Financial Services Agreement, dated June 21, 2002 (as amended).

9.2 Chex Entities' Conditions to Closing. The obligation of the Chex Entities to consummate the transactions contemplated by this Agreement are subject to the satisfaction or fulfillmen at or prior to the Closing of the following conditions, any of which may be waived in whole or in part by the Chex Entities in writing:

(a) all representations and warranties of Game Financial contained in this Agreement being true and correct in all material respects as of the Closing;

(b) Game Financial performing and complying in all material respects with all covenants and agreements required by this Agreement to be performed or complied with at or prior to Closing;

(c) there being no Law or Governmental Order making illegal or otherwise prohibiting or restraining the consummation of the transactions contemplated by this Agreement;

(d) Game Financial having paid the Closing Cash Payment by wire transfer of immediately available funds to an account designated in writing by the Chex Entities at least one (1) Business Day prior to the Closing Date;

(e) Game Financial having executed and delivered instruments of assumption, in a form reasonably acceptable to the Chex Entities, pursuant to which Game Financial shall assume the Assumed Liabilities;

(f) Game Financial delivering to Chex an officer's certificate, duly executed by an authorized officer of Game Financial, that certifies that the conditions set forth in Subsections 9.2(a) and (b) are satisfied;

(g) Game Financial delivering to Chex a secretary's or assistant secretary's certificate, duly executed by such authorized officer, with corporate and authority documents attached as exhibits to each certificate;

(h) [Reserved]; and

(i) the lapse of 20 calendar days since the filing and mailing of the definitive Information Statement described in Subsection 8.14(b).

10. Indemnification.

10.1 Indemnification by Game Financial. Game Financial shall indemnify and hold the Chex Entities and their Affiliates, officers, directors, employees, attorneys, agents, representatives, successors and assigns (each, a "Chex Indemnified Party") harmless from and against all claims, losses, damages, liabilities, obligations, payments, penalties, costs and expenses of any nature (including, without limitation, the costs and expenses of any and all actions, suits, proceedings, assessments, judgments, settlements, compromises, fines and interest relating thereto and reasonable attorneys' fees and reasonable disbursements in connection therewith) (collectively, "Losses") arising out of or relating to: (i) any inaccuracy, misrepresentation or breach by Game Financial of any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement; (ii) any nonperformance or breach of any covenant or agreement made by Game Financial in this Agreement or in any document delivered pursuant to this Agreement; (iii) the Assumed Liabilities to the extent the Action arose out of events that occurred after the Closing; (iv) the ownership or operation of the Assets or the Business after the Closing Date in all respects other than the Excluded Liabilities; and (v) all Governmental Orders, assessments, fees and expenses incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnification.

10.2 <u>Indemnification by the Chex Entities</u>. Subject to <u>Subsection 10.7</u>, the Chex Entities, jointly and severally, shall indemnify and hold Game Financial and its Affiliates, officers, directors, employees, attorneys, agents, representatives, successors and assigns (each, a "Game Financial Indemnified Party") harmless against all Losses arising out of or related to: (i) any inaccuracy, misrepresentation or breach by a Chex Entity of any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement; (ii) any breach of any covenant or agreement made by a Chex Entity in this Agreement or in any document delivered pursuant to this Agreement; (iii) the Excluded Liabilities (regardless of whether information relating such Excluded Liabilities is set forth on a schedule); (iv) the ownership or operation of the Assets or the Business prior the Closing Date in all respects other than the Assumed Liabilities; (v) all Governmental Orders, assessments, fees and expenses incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnification; (vi) any act or omission by a Chex Entity with respect to the Business that occurred prior to Closing, including any claim or Liabilities arising out of or related to the ownership, license, use, ownership or operation of the 3 in 1 Software prior to the Closing Date; (vii) Ongoing Commissions, (vii) the litigation described on Schedule 6.12.

10.3 <u>Indemnified Claims</u>.

(a) A party entitled to indemnification under this Agreement ("Indemnified Party") will give the party required to provide such indemnification ("Indemnifying Party") prompt written notice of any Action with respect to which the Indemnified Party is entitled to indemnification (each an "Indemnified Claim"). The Indemnifying Party shall have the right, by giving notice to the Indemnified Party within ten (10) days after receiving notice of an Indemnified Claim stating that the Indemnifying Party is responsible for such Indemnified Claim ("Indemnity Notice Period"), at its expense, to defend against, negotiate, settle or otherwise deal with any Indemnified Claim with respect to which it is the Indemnifying Party and to have the Indemnified Party represented by counsel, reasonably satisfactory to the Indemnified Party and selected by the Indemnifying Party; provided, that the Indemnified Party may participate in any proceeding with counsel of its choice and at its expense; provided further, that Game Financial may, at any time, assume the defense and settlement of an Indemnified Claim with counsel of its choice, and be fully indemnified therefor if Game Financial believes that a Chex Entity's defense is: (i) having a Material Adverse Change on the affairs, condition (financial or otherwise or prospects of the Business or the Assets; or (ii) could adversely affect or detract from the value of the Assets or the Business. The Indemnifying Party may not enter into a settlement of any Indemnified Claim without the advance written consent of the Indemnified Party unless such settlement requires no more than a monetary payment for which the Indemnified Party is fully indemnified. The parties will cooperate fully with each other in connection with the defense, negotiation and/or settlement of each Indemnified Claim.

(b) If the Indemnifying Party does not assume the defense of, or if after so assuming the defense, the Indemnifying Party fails to defend any such Indemnified Claim, then the Indemnified Party may defend against any Indemnified Claim in the manner it deems appropriate, and the Indemnified Party may settle the Indemnified Claim on the terms it deems appropriate, and the Indemnifying Party will promptly reimburse the Indemnified Party for the amount of all expenses, legal and otherwise, reasonably and necessarily incurred in connection with that defense and/or settlement. If no settlement of an Indemnified Claim is made, the Indemnifying Party will satisfy any judgment rendered with respect to the Indemnified Claim before the Indemnified Party is required to do so, and shall pay all expenses, legal or otherwise, reasonably and necessarily incurred by the Indemnified Party in the defense of any Indemnified Claim.

(c) If a judgment is rendered against an Indemnified Party in connection with any Indemnified Claim, or an associated Lien attaches to any of the assets of any of an Indemnified Party the Indemnifying Party will immediately upon any entry or attachment pay the relevant judgment in full or discharge the relevant Lien unless, at the expense and direction of the Indemnifying Party, an appeal is taken under which the execution of the judgment or satisfaction of the Lien is stayed. If and when a final judgment is rendered in any such Action, the Indemnifying Party will immediately pay any judgment or discharge any Lien before an Indemnified Party is compelled to do so.

(d) The Indemnifying Party or the Indemnified Party, as appropriate, shall have the right to participate in the defense of any Indemnified Claim at its sole cost and expense.

10.4 <u>No Waiver of Indemnified Claims</u>. If on the date of execution of this Agreement or the Closing Date, Game Financial or any of its Affiliates or representatives, has any knowledge of any breach of any representation, warranty, covenant or agreement made by a Chex Entity under or pursuant to this Agreement or any Ancillary Agreement, such knowledge shall not constitute a waiver of any associated Indemnified Claims that Game Financial or any other Game Financial Indemnified Party may have, or estop Game Financial or any other Game Financia Indemnified Party from asserting such Indemnified Claims.

10.5 <u>Injunctive or Equitable Relief</u>. Nothing set forth in this section shall be deemed to prohibit or limit a party's right to seek injunctive or other equitable relief for the failure of the other party to perform any covenant or agreement contained in this Agreement.

10.6 <u>Treatment of Indemnity Benefits</u>. All payments made by a Chex Entity or Game Financial, as the case may be, to or for the benefit of the other party pursuant to any indemnification obligations under this Agreement shall be treated as adjustments to the Purchase Price for Tax purposes, and such agreed treatment shall govern for purposes of this Agreement.

10.7 <u>Limitations on Indemnification</u>. The indemnification obligations of the Chex Entities under this Agreement shall not be payable unless and until such time as the aggregate amount of claims for Losses of all Game Financial Indemnified Parties shall exceed Twenty Five Thousand Dollars ($25,000) (the "Basket"), and thereafter to the full extent of such Losses in excess of the Basket; provided, however, that in no event shall the indemnification obligations of the Chex Entities under this Agreement exceed Seventy Five Percent (75%) of the Purchase Price as finally adjusted (the "Cap"), except in the case of any willful misrepresentation made with intent to deceive. Provided, however, that the Basket and Cap shall not apply to indemnification related to or arising out of Ongoing Commissions or any litigation described on Schedule 6.12 and amounts paid in connection with such indemnification shall not count toward the Cap.

11. **Termination**.

   11.1 Termination. This Agreement and the transactions contemplated by this Agreement may be terminated at any time prior to the Closing: (i) by the mutual written consent of all the parties; (ii) by Game Financial if the Closing has not occurred on or prior to 5:00 P.M., Eastern Time, on February 28, 2006 ("Termination Date"), unless the Closing did not occur as a result of a breach of this Agreement by Game Financial; (iii) by Game Financial, if a Material Adverse Change in the business, assets, properties, operations, prospects, condition (financial or otherwise), results of operations of the Business has occurred or is reasonably likely to occur; (iv) by Game Financial, pursuant to Subsections 8.18(b) or 8.18(d); (v) by Game Financial if any Governmental Authority issues a Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; (vi) by Game Financial, if a Chex Entity breaches any representation or warranty contained in this Agreement or an Ancillary Agreement, and such breach is incapable of being cured ; (vii) by the Chex Entities, if Game Financial breaches any representation or warranty contained in this Agreement or an Ancillary Agreement, and such breach is incapable of being cured or is not cured prior to the Termination Date; (viii) by Game Financial, if the satisfaction of any condition to the obligations of Game Financial set forth in Subsection 9.1 becomes impossible; or (ix) by the Chex Entities if the satisfaction of any condition to the obligations of the Chex Entities set forth in Subsection 9.2 becomes impossible. Notwithstanding the foregoing, this Agreement may not be terminated under this subsection by any party that is in material breach of this Agreement at the time termination is attempted. In addition, the Chex Entities shall have the right of termination set forth in Subsection 11.3.

   11.2 Procedure and Effect of Termination. Except as otherwise indicated in this section, (i) if this Agreement is terminated pursuant to Subsection 11.1 at a time when no party is in material breach of this Agreement, all further obligations of the Chex Entities to Game Financial, and of Game Financial to the Chex Entities, will terminate without further liability; and (ii) if this Agreement is terminated under Subsection 11.1 at a time when one or more parties is in material breach of this Agreement, the liabilities and obligations of the party or parties not in breach shall terminate, and the party or parties that are in breach shall remain liable for such breach, and nothing shall be deemed to restrict the remedies available against such party or parties. The obligations of the parties under Subsections 8.3 (Confidentiality), 8.5 (Publicity), 8.6 (Transaction Costs), and Sections 10 (Indemnification) and 11 (Termination) shall survive any termination of this Agreement. In the event of termination of this Agreement pursuant to Subsection 11.1, written notice of the termination must be given by the terminating party at least three (3) Business Days prior to the date of termination. If this Agreement is properly and rightfully terminated, all filings, applications and other submissions made pursuant to this Agreement shall be withdrawn from the agency or other Person to which they were made.

   11.3 Superior Proposals.

(a) <u>Additional Termination Right</u>. The Chex Entities may terminate this Agreement if, prior to the Closing Date, the board of directors of FastFunds determines in good faith (after consultation with outside legal counsel and financial advisors), in the exercise of its fiduciary duties, that an Acquisition Proposal not solicited or initiated in violation of this Agreement (including <u>Subsections 8.1, 8.3, and 8.10</u>) is a Superior Proposal, but only (i) after providing to Game Financial a Notice of Superior Proposal with respect to such Superior Proposal, and (ii) if Game Financial does not, within ten (10) Business Days of its receipt of the Notice of Superior Proposal, make an offer that the FastFunds board determines, in its good faith judgment (after consultation with its outside legal counsel and financial advisors) to be at least as favorable to FastFunds and its stockholders as such Superior Proposal; provided that during such ten (10) Business Day period, the Chex Entities shall negotiate in good faith with Game Financial (to the extent Game Financial wishes to negotiate) to enable Game Financial to make such an offer; and provided, further, that, in the event of any material amendment to the financial or other terms of such Superior Proposal, the FastFunds board shall deliver to Game Financial an additional written Notice of Superior Proposal, and the ten (10) Business Day period referenced above shall be extended for an additional ten (10) Business Days after Game Financial's receipt of such additional Notice of Superior Proposal; provided, however, that any purported termination pursuant to this <u>Subsection 11.3</u> shall be void and of no force or effect unless FastFunds and/or Chex pays the Termination Fee as provided below. FastFunds shall keep Game Financial reasonably informed of the status of any proposals and offers for which FastFunds has delivered a Notice of Superior Proposal to Game Financial hereunder.

(b) <u>Termination Fee</u>. If the Chex Entities terminate this Agreement in accordance with <u>Subsection 11.3(a)</u> then FastFunds shall pay to Game Financial One Million Dollars ($1,000,000) (the "Termination Fee"). FastFunds shall pay the Termination Fee as directed by Game Financial in writing in immediately available funds concurrently with and as a condition to the effectiveness of a termination of this Agreement.

(c) For purposes of this Agreement:

(i) "<u>Acquisition Proposal</u>" means any proposal or offer to enter into a transaction with any Chex Entity or their Affiliates or stockholders, in any form, for the acquisition (directly or indirectly, through asset sale, change of control, stock purchase, merger or otherwise) of the Business, Chex, FastFunds or the Assets.

(ii) "<u>Superior Proposal</u>" means any bona fide written Acquisition Proposal that is on terms that the FastFunds board determines in its good faith judgment (after consultation with it financial advisor and its outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal and this Agreement, including the form of consideration) are more favorable to FastFunds and its stockholders (in their capacities as stockholders), from a financial point of view, than this Agreement (taking into account any alterations to this Agreement agreed to in writing by Game Financial in response thereto).

(iii) "<u>Notice of Superior Proposal</u>" means a written notice describing in detail the material terms and conditions of a Superior Proposal, such notice to include copies of all agreements, proposed agreements, letters of interest or intent, and other written materials delivered to a Chex Entity, Affiliate or stockholder in connection with such Superior Proposal, as the same may be updated, changed or supplemented from time to time.

(d) Agreement Regarding Termination Fee. Each of the Chex Entities and Game Financial acknowledge that the agreements contained in the Subsection 11.3 are an integral part of the transactions contemplated by this Agreement. If the Chex Entities shall fail to pay the Termination Fee when due, the Chex Entities shall reimburse Game Financial for all reasonable costs and expenses actually incurred or accrued by it (including reasonable attorneys fees) in connection with the enforcement and collection of the Termination Fee. The Chex Entities shall be jointly and severally liable for the payment of the Termination Fee.

12. **Miscellaneous**.

12.1 Assignment. This Agreement shall be binding upon and inure to the sole and exclusive benefit of the parties and their respective successors and permitted assigns, provided that neither this Agreement, the Ancillary Agreements nor any of the rights, interests or obligations under this Agreement or the Ancillary Agreements may be assigned or delegated by a part without the prior written consent of all other parties, and any purported assignment or delegation shall be null and void. Notwithstanding the foregoing, Game Financial may assign its rights (but not delegate its obligations) under this Agreement to a direct or indirect subsidiary of Certegy, Inc. without the Chex Entities' consent.

12.2 Governing Law. This Agreement will be governed by and construed and interpreted in accordance with the substantive Laws of the State of Florida, USA, without giving effect to any choice-of-law or conflicts-of-law provisions. The prevailing party in any action arising out of this Agreement shall be entitled to the recovery of its reasonable attorneys fees. ANY CONTROVERSY ARISING OUT OF THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO SUCH CONTROVERSIES. THE PARTIES UNDERSTAND AND HAVE CONSIDERED THE IMPLICATIONS OF THIS WAIVER, AND EACH MAKES IT VOLUNTARILY.

12.3 Waiver. Neither party shall be deemed to waive any of its rights under this Agreement without agreeing to do so in writing. No waiver of a breach of this Agreement shall constitute a waiver of any prior or subsequent breach of this Agreement. No delay on the part of any party in exercising any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise or the exercise of any other right, power or privilege. Whenever this Agreement requires or permits consent by or on behalf of a party, that consent must be given in writing in a manner consistent with the requirements for a waiver as set forth in this subsection.

12.4 Force Majeure. Neither party shall be liable for any loss or damage due to causes beyond its reasonable control, including earthquake, war, fire, flood, power failure, terrorist acts, acts of God or other catastrophes.

12.5 <u>Headings; Construction</u>. The headings that appear in this Agreement are inserted for convenience only and do not limit or extend its scope. Each of the obligations contained in thi Agreement are in addition to any other similar obligation contained in any other document entered into in connection with this Agreement, and are not intended in any way, form or fashio to limit the applicability of such other obligation. The parties agree that all obligations contained in this Agreement, are necessary and fundamental to the ongoing operation of the Business. Except as otherwise expressly provided, or unless the context otherwise requires: (i) words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other gender; (ii) references to "sections," "subsections" and other subdivisions without reference to a document are referring to the specified sections, subsections and other subdivisions of this Agreement; (iii) a reference to a subsection without further reference to a section is a reference to the subsection contained within the same section in which the reference appears; and (iv) the words "include," "includes" and "including" are to be read as being followed by the phrase "without limitation." All accounting terms used in this Agreement that are not expressly defined shall have the meanings given to them under GAAP. All references to "dollars" or "$" shall mean United States dollars.

12.6 <u>Entire Agreement</u>. This Agreement constitutes the entire understanding of the parties with respect to its subject matter, and all prior agreements, understandings and representations relating to that subject matter are canceled in their entirety. The exhibits, schedules and each of the Ancillary Agreements are hereby incorporated by reference into and made a part of this Agreement for all purposes.

12.7 <u>Neutral Construction</u>. This Agreement was negotiated fairly between the parties at arms' length, and the final terms are the product of the parties' negotiations. Each party has sought and received legal counsel of its own choosing with regard to this Agreement and the rights and obligations affected by it. This Agreement shall be construed equally against the parties regardless of who is more responsible for its preparation.

12.8 <u>Severability</u>. If there is a conflict between this Agreement and any present or future Law, this Agreement shall be curtailed only to the extent necessary to bring it within th requirements of that Law, and the remainder of this Agreement shall remain in full force and effect.

12.9 <u>Notices</u>. All notices, requests, demands, claims and other communications that are required or may be given pursuant to this Agreement must be in writing and delivered personally (with written receipt) by a reputable international overnight courier, by telecopy or facsimile or by registered or certified mail (return receipt requested and postage prepaid), to the parties at the following addresses (or to the attention of such other Person or at such other address as any party may provide to the other party by notice in accordance with this subsection):

if to Game Financial, to:

Game Financial Corporation
Attention: General Manager

11601 Roosevelt Boulevard
St. Petersburg, Florida 33717-2202
Facsimile: (727) 556-9051

with a copy to (which shall not constitute notice):

Game Financial Corporation
Attention: Law Department
11601 Roosevelt Boulevard
St. Petersburg, Florida 33717-2202
Facsimile: (727) 556 - 9196

if to a Chex Entity to:

Henry Fong
Chairman
Fast Funds Financial Corporation
11100 Wayzata Blvd.
Suite 111
Minnetonka, Minnesota 55305
Facsimile: (561) 514-9046

      with a copy to (which shall not constitute notice):

Maslon Edelman Borman & Brand, LLP
Attention: William M. Mower, P.A.
3300 Wells Fargo Centre
90 South Seventh Street
Minneapolis, Minnesota 55402
Facsimile: (612) 642-8358

Notices shall be deemed given on the date of hand delivery, or on the date mailed (if mailed), in accordance with the first paragraph of this subsection.

12.10 <u>Time is of the Essence</u>. Time is of the essence with respect to the obligations of the parties under this Agreement.

12.11 <u>No Third Party Beneficiary</u>. This Agreement is made for the sole benefit of the parties and their respective successors and permitted assigns, and nothing contained in this Agreement, express or implied, is intended to or shall confer any third-party beneficiary right or other legal or equitable right, benefit or remedy upon any Person that is not a party (except to the extent that an Affiliate of a Chex Entity or Game Financial is expressly identified in this Agreement or is an Indemnified Party).

12.12 Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile, for the convenience of the parties, and all such counterparts together will constitute one and the same original instrument.

12.13 Amendment. This Agreement may be modified only by written agreement of the parties.

12.14 No Successor Liability. It is expressly understood that the parties intend that Game Financial shall not be considered a successor to any Chex Entity or any of their Affiliates by reason of any theory of law or equity, and that Game Financial shall have no Liability except as otherwise provided in this Agreement for any obligation or liability of a Chex Entity or their Affiliates.

12.15 Active Prospect List. Active Prospect List. Schedule 12.15 identifies certain active prospective customers of the Business (the "Prospects"). If a Prospect (i) between the date hereof and Closing, enters into an agreement to purchase Business services and if Game Financial approves such agreement and agrees to assume it at Closing (in which case such agreements shall be considered "Assumed Contracts" and "Material Business Contracts" for purposes of the representations, warranties, covenants, indemnities and other provisions of this Agreement), or (ii) between Closing and the date six (6) months from Closing, enters into an agreement with Game Financial to purchase Business services, then Game Financial shall pay Chex Fifty Percent (50%) of the net profit earned by Game Financial during the initial term of such agreement (without renewals or extensions) (the "Commission"). "Net profit" means collected revenue less any and all direct expenses, costs of sale, commissions, costs of cash (adjusted up or down to the then-current level - right now it is 6%), amortized capital, and a reasonable allocation of fixed overhead. Game Financial shall pay 50% of the estimated future Commission expected to be earned during the initial term of the agreement (without renewals or extensions)(the "Prepaid Commission") on the later of (i) Closing, or (ii) when Game Financial starts providing services to such Prospect. Such estimated future Commission shall be calculated based on the projections from the client and the use of historical and known costs associated with sales and processing of the transactions. The remaining 50% of the Commission shall be calculated and paid quarterly in arrears throughout the initial contract term, and there shall be quarterly true ups based on the difference between the estimated and actual Commission and adjustments reflecting such differences will be made at that time; in addition, if contract terminates early (and if such termination is not the result of Game Financial' material breach), then the Prepaid Commission for such contract(s) shall be retroactively reduced to reflect the new shorter period of time over which Commissions have been actually earned, and Chex shall promptly pay to Game Financial the difference between the initially calculated and paid Prepaid Commission and the Prepaid Commission Chex would have received had it been initially calculated based on such shorter period of time.

12.16 Isleta Contract. Isleta Contract. One of the Assumed Contracts is the November 21, 2002 Financial Services Agreement between Chex and The Pueblo of Isleta d/b/a Isleta Gaming Palace (the "Isleta Contract"), and that contract is now on a month-to-month term. "Promptly" for purposes of this subsection means within five (5) Business Days.

(i) If, prior to Closing, the Chex Entities obtain an extension of the Isleta Contract for 1 year or more, on terms and conditions pre-approved by Game Financial in writing (the "Extended Isleta Contract") and the Extended Isleta Contract terminates for any reason during the first 12 months after Closing then the Chex Entities shall promptly pay to Game Financial an amount equal to: (i) $750,000, times (ii) a fraction, the numerator of which is 12 minus the number of months the Extended Isleta Contract was in place after Closing but prior to termination, and the denominator of which is 12. If, however, Isleta terminates the Extended Isleta Contract because of Game Financial's breach, then there would be no payment owed to Game Financial by the Chex Entities.

(ii) If the Extended Isleta Contract is not obtained prior to Closing and Isleta terminates the Isleta Contract or fails to renew for each of the 12 months following Closing (i.e., the parties expect the contract to remain in force for 12 months following Closing), then the Chex Entities shall promptly pay to Game Financial $750,000. If Isleta terminates or fails to renew the Isleta Contract after such 12 month period there would be no payment owed to Game Financial by the Chex Entities.

12.17 Survival. The representations, warranties and covenants contained in this Agreement, and in any document delivered pursuant to this Agreement, shall survive the Closing and any investigation made by Game Financial or the Chex Entities. No action for a breach or inaccuracy of the representations and warranties made or deemed made in this Agreement, or in any document delivered pursuant to this Agreement, shall be brought more than three (3) years following the Closing Date, except for: (i) claims arising out of the representations and warranties contained in Subsections 6.1 (Organization), 6.9 (Employee Compensation and Benefit Plans), 6.17 (Taxes), 6.19 (Sufficiency of Assets), 6.20 (Brokers), and 7.1 (Organization) and 7.3 (Brokers) ("Specified Representations"), which claims may be brought until the expiration of the applicable statute of limitations; (ii) Indemnified Claims of which the Indemnifying Party has been notified by the Indemnified Party within such three (3) year period; (iii) claims for material breach of representations or warranties made by a Chex Entity that were known to be inaccurate at the Closing and which were not then disclosed in writing to Game Financial, which claims shall survive indefinitely; and (iv) claims by Game Financial Indemnified Parties for indemnification with respect to Ongoing Commission or the litigation described on Schedule 6.12, which shall also survive indefinitely. It is understood that a claim may be made prior to such time as the exact amount thereof is determined.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

GAME FINANCIAL CORPORATION

/s/ Renz R. Nichols

By: Renz R. Nichols

Title President

CHEX SERVICES, INC.

/s/ Michael S. Casazza

By: Michael S. Casazza

Title: Acting CEO

FASTFUNDS FINANCIAL CORPORATION

/s/ Michael S. Casazza

By: Michael S. Casazza

Title: Acting CEO